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Follow-Up Materials

07023772

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
MAY 2 5 2007
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ________

(03/94)

83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

REPORT OF
ASIAN DEVELOPMENT BANK
In respect of one or more proposed
issues of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 10, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of debt securities (the "Securities") of the Asian Development Bank ("ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 10, 2007 ("Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain of its debt securities ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 10, 2007 attached hereto (also see Item 1. above).

ADB

INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; ii) Second Floor Yamato Seimei Bldg. 2, 1-7 Uchisaiwaicho 1-Chome, Chiyoda-Ku, Tokyo 100-0011, Japan, tel: +813 3504 3160, fax: +813 3504 3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, USA, tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Except as otherwise indicated, other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 10, 2007

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities do not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2006, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 66 members. ADB's main goal is to reduce poverty in Asia and the Pacific through pro-poor, sustainable economic growth, inclusive social development, and good governance. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.6% of total shares), People's Republic of China (6.5%), India (6.3%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.7% of ADB's total subscribed capital and 58.8% of total voting power.

Equity: ADB's members have subscribed to $53,169 million of capital, $3,740 million of which was paid in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $9,490 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $27,601 million were denominated in 19 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. ADB's outstanding borrowings, after swaps, and guarantees as of December 31, 2006 were equivalent to 64.3% of such ceiling or 57.8% of ADB's total callable capital.

Net Income: ADB has achieved consistent profitability, earning profits every year since its inception. Net income for 2006 was $570 million, as compared to $109 million in 2005, representing an annualized return of 1.50% (0.30% in 2005) on its average earning assets. Net income for 2006 before FAS 133 adjustment was $706 million, as compared to $416 million in 2005, representing an annualized return of 1.86% (1.15% in 2005) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $42,960 million. 96.1% of ADB ordinary operations loans were sovereign loans, being loans made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 3.9% were nonsovereign loans, being loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $36 million represented 0.1% of the total outstanding ordinary capital resources (OCR) loans.

ADB's lending policy limits ADB's outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees, to no more than the sum of total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). ADB's outstanding commitments as of December 31, 2006 were equivalent to 71.1% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $13,903 million and $12,557 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $9,813 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties and has entered into collateral arrangements with them.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty rests on three pillars: pro-poor, sustainable economic growth, inclusive social development, and good governance for effective policies and institutions.

As of December 31, 2006, ADB had 66 members consisting of 47 regional members, including Japan, Australia, and New Zealand, providing 63.3% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 36.7% of its capital. Georgia became the 67th member of ADB effective February 2, 2007. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2006, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.4% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2006 are set forth in *Appendix VII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (OCR) *(see Funding Resources)*, and special operations are financed from Special Funds resources, most of which are contributed by members *(see Special Operations)*. Under the Charter, ADB's OCR and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

In 2005, ADB began implementation of a knowledge management framework. Under this framework, ADB continues to mainstream knowledge management into its operations while strengthening the coordination of the four departments that focus on this issue. To disseminate knowledge in developing member countries, ADB established five regional knowledge hubs with government and nongovernment development partners in key areas of operational relevance: clean energy; the 3Rs – reduce, reuse, recycle; public finance; climate change and public-private partnership in infrastructure.

The principal office of ADB is located in Manila, Philippines. ADB has 26 other offices, including 19 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington D.C., U.S.A. As of December 31, 2006, ADB had a staff of 2,400 from 54 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the OCR of ADB and used in its ordinary operations (see *ADB Operating Activities - Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). ADB complies with Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities", and its related amendments, including FAS 155, "Accounting for Certain Hybrid Financial Instruments", an amendment to FAS 133 and FAS 140, which ADB adopted in 2006 (collectively referred to as "FAS 133"). ADB's selected financial data are shown in *Table 1*.

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. Compliance with hedge accounting would impose undue constraints on future borrowing, loan, and hedge programs and would likely detract from ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. Because certain financial instruments (including all derivatives, structured borrowings and certain investments) are recorded at their fair value, while loans, the majority of borrowings, and certain investments are recorded at carrying book value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position.

ADB has a large portfolio of derivatives that are utilized to convert long-dated fixed rate borrowings (generally bonds) into floating rate borrowings. These borrowing-related derivatives are considered to be equivalent to fixed rate assets; in general, the value of the derivatives declines (resulting in a loss) when market interest rates increase and vice versa. These derivatives would generally economically offset the contractual obligations resulting from the bond issuance. However, most of these bonds are accounted for at their carrying book value, so that the reported values are not affected by interest rate movements. Because of the different methods used to account for bonds and their associated derivatives, the application of FAS 133 creates volatility in the reported earnings.

The adoption of FAS 155 on January 1, 2006 somewhat alleviates the volatility in the reported earnings as certain financial instruments can be accounted for under this statement. FAS 155 allows fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as separate derivative instruments (bifurcated) in the reported financial statements under FAS 133. ADB holds a small portion of hybrid financial instruments in its borrowing portfolio.

ADB therefore presents two non-US GAAP supplemental financial reports on the basis of current value and pre-FAS 133 to better reflect ADB's financial position and risk management. Application of consistent approaches in these reports allows better analysis for management information and decision making.

Discussion and Analysis of Current Value

The unaudited Condensed Current Value Balance Sheets in *Table 2* present estimates of the economic value of OCR financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flows by applying the appropriate market data. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of current value adjustments. For details see *Tables 2, 3* and *4*.

Unaudited Condensed Current Value Balance Sheets

Loans and Related Swaps: Most loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of expected cash flows, including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has not suffered a loss on sovereign loans, except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loan's contractual terms.

The positive adjustment of $0.7 billion indicates that the average interest rates on loans, on an after–swap basis, are higher than ADB would currently originate on similar loans.

Investments and Related Swaps: Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $24 million resulted from unrealized gains on asset swaps due to increasing interest rates in certain markets.

Equity investments: Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying the equity method for investments in limited partnership and certain limited liability companies, or for investments where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivables from members: These consist of unrestricted and restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps: The current value of these liabilities includes the fair value of the borrowings and associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $148 million unfavorable current value adjustment is due to the fact that the average cost of the borrowings on an after–swap basis is higher than the market rate at which ADB can currently obtain new funding.

Unaudited Condensed Current Value Income Statements

The total current value adjustment of $161 million ($322 million in 2005) in *Table 4* represents the change in the current value of all of ADB's financial instruments during the year. The adjustment reflects changes in both interest rates and currency exchange rates.

Current Value Adjustments: All unrealized gains and losses are presented as current value adjustments. Thus, the change in net unrealized gains on investments and equity investments of $170 million as well as the $33 million net reversal of provisions for loan losses are presented as part of the adjustment.

For 2006, current value net income was $544 million compared with pre-FAS 133 net income of $706 million and statutory reported net income of $570 million (see *Table 3*). The $161 million decrease from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises net unfavorable adjustments of $296 million from the change in the valuation of all outstanding financial instruments and $77 million from pension and postretirement benefit liability adjustments, which were offset by $40 million of favorable translation adjustments and $159 million and $12 million of favorable adjustments relating to unrealized gains on equity investments and other investments, respectively (see *Table 4*).

Impact of Changes in Interest Rates: The net decrease in the current value adjustments on the balance sheet during 2006 was $296 million. This was the result of a decrease in unrealized losses in the borrowing portfolio and other assets of $212 million and $7 million, respectively, which was offset by a decrease in unrealized gains in the loan and investment swap portfolios of $503 million and $11 million, respectively. The current value changes reflect the effects of changes in the market environment for the year.

Impact of Changes in Exchange Rates: Translation adjustments, reflected as part of "accumulated other comprehensive income" under the statutory basis, are presented as current value adjustments. The general weakening of the US dollar against most of the major currencies in 2006 resulted in a positive translation adjustment of $40 million. This is in contrast to an unfavorable translation adjustment of $228 million in 2005.

Table 1: Selected Financial Data (unaudited)[a]
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	2006	2005	2004	2003	2002
			Statutory Basis		
REVENUE					
From Loans	$ 1,210	$ 1,036	$ 1,038	$ 1,383	$ 1,710
From Investments	564	377	266	251	257
From Guarantees	4	4	4	2	1
From Other Sources	60	15	6	21	12
Total Revenue	1,839	1,432	1,313	1,657	1,979
EXPENSES					
Borrowings and Related Expenses	1,116	893	862	993	1,155
Administrative Expenses[b]	128	136	118	118	91
Technical Assistance to Member Countries	(1)	(3)	(2)	0	56
Provision for Losses	(33)	(4)	2	13	4
Other Expenses	4	4	3	4	2
Total Expenses	1,214	1,026	983	1,128	1,308
Net Realized Gains	81	17	59	87	82
Net Unrealized (Losses) Gains on Derivatives, as Required by FAS 133[c]	(135)	(309)	41	(178)	225
Net Income before Cumulative Effect of Change in Accounting Principle	570	114	431	438	979
Cumulative Effect of Change in Accounting Principle	–	(5)	–	–	–
Net Income	$ 570	$ 109	$ 431	$ 438	$ 979
Average Earning Assets[d]	$ 37,904	$ 36,092	$ 36,364	$ 37,540	$ 38,244
Annual Return on Average Earning Assets[e]	1.50%	0.30%	1.18%	1.17%	2.56%
Return on Loans	4.98%	4.35%	4.16%	4.56%	5.93%
Return on Investments	4.18%	2.96%	2.21%	3.74%	4.26%
Cost of Borrowings	4.81%	5.04%	3.37%	4.65%	4.10%
Equity-to-Loan Ratio[f]	47.51%	49.36%	51.64%		
			Pre-FAS 133 Basis		
Net Income	$ 706	$ 416	$ 390	$ 617	$ 754
Average Earning Assets	37,859	36,076	36,306	37,524	38,244
Annual Return on Average Earning Assets[e]	1.86%	1.15%	1.07%	1.64%	1.97%
Return on Loans	4.94%	4.35%	4.16%	4.56%	5.93%
Return on Investments	4.27%	2.99%	2.34%	3.13%	4.26%
Cost of Borrowings	4.31%	3.75%	3.58%	3.70%	4.32%
Equity-to-Loan Ratio[f]	47.72%	49.48%	50.54%		
			Current Value Basis		
Net Income	$ 544	$ 94	$ 563	$ 1,363	$ 1,183
Average Earning Assets	39,130	37,948	39,391	40,244	40,680
Annual Return on Average Earning Assets[e]	1.31%	0.23%	1.47%	3.39%	2.91%
Return on Loans	2.58%	(1.18%)	4.25%	4.97%	10.53%
Return on Investments	5.48%	(1.11%)	3.51%	5.88%	9.80%
Cost of Borrowings	3.51%	(1.34%)	3.56%	2.55%	9.85%
Equity-to-Loan Ratio[f]	47.90%	49.72%	50.27%		

a Some amounts have been reclassified in the years 2002–2005 to conform with the current year's presentation.
b Net of administration charge allocated to the Asian Development Fund and loan origination costs that are deferred.
c Includes the effect of FAS 133 adjustments and translation adjustments of financial instruments denominated in non-functional currencies.
d Composed of investments and related swaps, outstanding loans excluding unamortized front-end fees and related swaps and equity investments.
e Represents net income before net unrealized (losses) gains on derivatives, as required by FAS 133, over average earning assets.
f Approved and established in February 2004 to measure ADB's risk bearing capacity.

Note: Total may not add due to rounding.
– Nil
( ) Negative

Table 2: Condensed Current Value Balance Sheets at December 31, 2006 and 2005 (unaudited)
In thousands of U.S. dollars

	December 31, 2006					December 31, 2005
	Statutory Basis	Reversal of FAS 133 Effects	Pre- FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$ 205,418	$ –	$ 205,418	$ –	$ 205,418	$ 81,662
Investments and Accrued Income	12,891,140	–	12,891,140	–	12,891,140	11,212,091
Securities Transferred under Securities Lending Arrangement	1,922,901	–	1,922,901	–	1,922,901	2,770,965
Securities Purchased under Resale Arrangement	432,963	–	432,963	–	432,963	1,118,748
Loans Outstanding and Accrued Interest	26,459,382	(643)	26,458,739	717,370	27,176,109	25,037,712
Less: Provision for Loan Losses and Unamortized Loan Origination Costs/ Front-End Fee	(14,324)	–	(14,324)	–	(14,324)	(90,541)
Equity Investments	655,819	–	655,819	–	655,819	404,975
Receivable from Members	173,667	–	173,667	(64,845)	108,822	101,012
Receivable from Swaps						
Borrowings	12,986,831	434,720	13,421,551	(434,720)	12,986,831	9,733,074
Others	655,151	(894)	654,257	894	655,151	1,582,337
Other Assets	480,870	–	480,870	–	480,870	576,212
TOTAL	$ 56,849,818	$ 433,183	$ 57,283,001	$ 218,699	$ 57,501,700	$ 52,528,247
Borrowings and Accrued Interest	$ 27,910,832	$ 180,867	$ 28,091,699	$ (119,226)	$ 27,972,473	$ 24,960,951
Payable for Swaps						
Borrowings	12,502,403	167,784	12,670,187	(167,784)	12,502,403	9,354,776
Others	655,461	26,581	682,042	(26,581)	655,461	1,586,604
Payable under Securities Lending Arrangement	1,954,409	–	1,954,409	–	1,954,409	2,795,081
Accounts Payable and Other Liabilities	683,814	–	683,814	–	683,814	677,147
Total Liabilities	43,706,919	375,232	44,082,151	(313,591)	43,768,560	39,374,559
Paid-In Capital	3,652,800	–	3,652,800	–	3,652,800	3,449,154
Net Notional Maintenance of Value Receivable	(672,899)	–	(672,899)	–	(672,899)	(586,105)
Ordinary Reserve	8,993,737	499	8,994,236	561,024	9,555,260	9,840,250
Special Reserve	197,799	–	197,799	–	197,799	193,629
Loan Loss Reserve	130,100	–	130,100	–	130,100	167,000
Surplus	330,117	–	330,117	–	330,117	117
Cumulative Revaluation Adjustments Account	27,519	(27,519)	–	–	–	–
Net Income[1] – 31 December 2006	565,886	135,479	701,365	(161,402)	539,963	–
Net Income[1] – 31 December 2005						89,643
Accumulated Other Comprehensive Income	(82,160)	(50,508)	(132,668)	132,668	–	–
Total Equity	13,142,899	57,951	13,200,850	532,290	13,733,140	13,153,688
TOTAL	$ 56,849,818	$ 433,183	$ 57,283,001	$ 218,699	$ 57,501,700	$ 52,528,247

1 Net income after appropriation of guarantee fees to Special Reserve.
\- Nil
( ) Negative

Table 3: Condensed Current Value Income Statements for the Years Ended December 31, 2006 and 2005 (unaudited)
In thousands of U.S. dollars

	December 31, 2006					December 31, 2005
	Statutory Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From Loans	$ 1,210,071	$ –	$ 1,210,071	$ –	$ 1,210,071	$ 1,036,329
From Investments	564,495	–	564,495	–	564,495	377,379
From Guarantees	4,169		4,169	–	4,169	4,090
From Other Sources – Net	60,204	–	60,204	–	60,204	14,620
Total Revenue	1,838,939	–	1,838,939	–	1,838,939	1,432,418
EXPENSES						
Borrowings and Related Expenses	1,116,326	–	1,116,326	-	1,116,326	896,185
Administrative Expenses	127,669	–	127,669	–	127,669	135,689
Technical Assistance to Member Countries	(1,220)	–	(1,220)	–	(1,220)	(3,446)
Provision for Losses	(32,515)	–	(32,515)	32,515	–	–
Other Expenses	3,767	–	3,767	–	3,767	4,248
Total Expenses	1,214,027	–	1,214,027	32,515	1,246,542	1,032,676
Net Realized Gains	80,614	–	80,614		80,614	16,857
Net Unrealized (Losses) Gains on Derivatives, as Required by FAS 133	(135,471)	135,479[a]	8	–	8	(1)
Net Income before Cumulative Effect of Change in Accounting Principle	570,055	135,479	705,534	32,515	673,019	416,598
Cumulative Effect of Change in Accounting Principle		–				(8,243)
Current Value Adjustments[b]	–	–	–	(161,402)	(161,402)	(321,834)
Provision for Losses	–	–	–	32,515	32,515	7,212
Net Income	$ 570,055	$ 135,479	$ 705,534	$ (161,402)	$ 544,132	$ 93,733

a FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives as required by FAS 133.
b Current value adjustments include the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments (unaudited)
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2006					Income Statement Effects Year to Date	
	Loans After Swaps	Investments After Swaps	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	December 31, 2006	December 31, 2005
Total Current Value Adjustments on Balance Sheet	$720,999	$23,846	$ (147,710)	$ (64,845)	$ (827,857)	$ (295,567)	$ (115,549)
Unrealized Gains (Losses) on Investments[b]						170,487[c]	15,825
Accumulated Translation Adjustments						40,298[d]	(227,605)
Pension and Post Retirement Benefit Liability Adjustments						(76,620)[c]	5,495
Total Current Value Adjustments						$ (161,402)	$ (321,834)

a Prior year effects include cumulative current value adjustments on all financial instruments made in the prior years.
b Relates to unrealized gain/losses of investments and equity investments classified as available for sale.
c These have been moved from other comprehensive income under the statutory basis and included as part of current value adjustments for current value reporting.
d Relates to the accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals.

- Nil
( ) Negative

ADB'S STRATEGIC FRAMEWORK

As part of its efforts to enhance its relevance, responsiveness and results orientation, ADB continued to sharpen its strategic focus under its ongoing internal reform agenda. This agenda aims to strengthen operational policies, strategies and approaches; mainstream managing for development results; refine organizational processes and structures; reinforce knowledge management and improve human resources management and staff incentives. Half of the ten new and revised strategies, policies, and approaches identified under the agenda were adopted in 2006: ADB's second medium-term strategy, the regional cooperation and integration strategy, the revised strategic private sector development framework, initiatives to enhance ADB support to middle-income countries and OCR borrowers, and the second governance and anticorruption plan. Business processes have been refined and new financial instruments were introduced.

Pilot Financing Instruments and Modalities

In August 2005, ADB's Board of Directors approved a three-year pilot-testing of the five new financing instruments and modalities: the multitranche financing facility, the subsovereign and nonsovereign public sector financing facility, the refinancing and restructuring modality, local currency lending for the public sector, and financial syndications and risk sharing arrangements. These new financing instruments and modalities will not replace ADB's existing instruments, but rather expand the range of alternatives available in ADB's portfolio of development finance solutions. They are intended to provide ADB clients and operational teams with additional and flexible alternatives to help finance individual projects and investment programs.

As a precondition for the pilot instruments, an independent Risk Management Unit was created in 2005 to evaluate nonsovereign finance transactions. The unit became fully operational in 2006 with respect to credit risk assessment on individual transactions of nonsovereign operations, provision and reserve measurement, credit portfolio management on nonsovereign operations, and market and treasury risk management.

Multitranche Financing Facility

The Multitranche Financing Facility (MFF) allows ADB to offer financial resources to clients for an agreed investment program or a set of interrelated investments. These resources may be provided in a series of separate financing tranches over a fixed period. Of the various financing modalities, the MFF is the most in demand among clients. From August 2005 to December 2006, eight MFF proposals were submitted to and approved by the Board of Directors. Commitments for financing to be made available through this facility amounted to $5.3 billion at the end of 2006. As of December 31, 2006, two loans amounting to $363.0 million had been declared effective.

Subsovereign and Nonsovereign Public Sector Financing Facility

The subsovereign and nonsovereign Public Sector Financing Facility (PSFF) allows ADB to provide loans and guarantees directly to selected municipalities and other forms of local government and state-owned enterprises that are able to meet a minimum set of financial, operational, and reform criteria without the need for a central government or sovereign guarantee. In 2006, the first year during which the PSFF was available as a pilot instrument, ADB approved two loans to state-owned enterprises.

Refinancing and Restructuring Modality

Using the Refinancing and Restructuring Modality, ADB can restructure public and private sector projects burdened by a legacy of inappropriate or onerous financing plans. No refinancing transaction has yet been processed under this modality.

Priorities under the Second Medium-Term Strategy

The second medium-term strategy was designed to strengthen the impact that ADB's assistance has on poverty reduction and to help developing member countries meet their Millennium Development Goals. The strategy has five priorities: catalyzing investment, strengthening inclusiveness, promoting regional cooperation and integration, managing the environment, and improving governance and preventing corruption. In many respects, these priorities reflect the themes already identified under the first medium-term strategy and carry forward its unfinished agenda.

Review of Financial and Liquidity Policies

ADB also reviewed and revised its major financial and liquidity policies in 2006 to update and align its financial policies and practices with ADB's business activities and initiatives and to harmonize with best practices. ADB formalized a comprehensive asset and liability management policy framework for managing the financial assets and liabilities of ADB's ordinary operations and updated its liquidity policy and investment strategy and authority. Enhancements of ADB's loan and debt management products were also approved in 2006.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

OCR Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's overall goal is poverty reduction. ADB supports this goal by providing loans and grants to promote sustainable economic growth, social development, and good governance. To broaden and deepen the impact of its interventions, ADB promotes the role of the private sector in development, supports regional cooperation and integration, addresses environmental sustainability in all its loans, and promotes gender equality and capacity development as cross-cutting themes.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of

its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Program Lending

ADB's program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20%. Additionally, ADB adopted a program cluster approach (whereby a single approval can be given for two or more related subprograms) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to seven years. ADB also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs do not count against the ceiling on regular program lending.

Nonsovereign Operations

In its nonsovereign operations, ADB directly supports private enterprises, selected nonsovereign public sector entities, investment funds, and financial institutions. Its traditional modes of financing are equity investments and foreign currency loans. Equity investments may include common and preferred stock, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced with commercial banks and other financial institutions. ADB has three credit enhancement products to facilitate such cofinancing: credit guarantees, political risk guarantees, and complementary financing schemes. To address exchange risk related issues, ADB has extended local currency financing for nonsovereign operations in India, the People's Republic of China, and the Philippines.

As of December 31, 2006, the overall nonsovereign portfolio (equity investments, loans and guarantees) was about $2.6 billion.[1] As an interim arrangement, pending the implementation of an objective capital allocation mechanism, approvals of nonsovereign operations in excess of $1.5 billion have been allowed by ADB's Board of Directors since September 2001.

The total amount of ADB assistance to a single project, including loans, equity investments, and guarantees, but excluding complementary loans, must not exceed 25% of the total project cost or $75 million, whichever is lower; and ADB must not (in the case of equity) be the single largest investor. A higher level of financing may be agreed to in relatively small projects where the total project cost is less than $5 million. In such projects, ADB may finance up to 33% of the total project cost. ADB is currently reviewing the prudential exposure limits for nonsovereign operations. A recommendation to increase certain exposure limits will be presented for the Board of Directors' consideration in April 2007.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration.

[1] The overall nonsovereign portfolio includes disbursed and undisbursed commitments for approved projects that have been signed.

Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, ADB's Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations within a rolling four-year financing framework. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources.

Ordinary Operations

ADB's lending policy limits the outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees[2] to no more than the sum of ADB's total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). At December 31, 2006, the total amount of outstanding loan commitments, equity investments and guarantees was $44,872 million compared with a maximum lending ceiling under the Charter on such date of $63,120 million.

Loans

From its establishment through December 31, 2006, ADB had approved loans, net of terminations and reductions, aggregating $90,523 million in its ordinary operations. At December 31, 2006, ADB's total amount of outstanding loan commitments in its ordinary operations was $42,960 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 92.6% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (27.6%), Indonesia (23.1%), India (20.4%), Pakistan (11.2%), Philippines (8.2%), and Bangladesh (2.1%).

In 2006, 35 ordinary operations loans totaling $6,117 million were approved, as compared with 32 ordinary operations loans totaling $4,421 million in 2005. Of the 2006 approved loans, $5,542 million were sovereign loans and $575 million were nonsovereign loans, as compared with $3,885 million and $536 million, respectively, in 2005. 74.1% of the 2006 total approved ordinary operations loans went to the People's Republic of China, India, and Pakistan.

During 2006, loan disbursements totaled $4,420 million, which represented an increase of 26.4% from the $3,498 million disbursed in 2005. Regular principal repayments in 2006 were $1,275 million ($2,894 million in 2005), while prepayments amounted to $460 million ($597 million in 2005). On December 31, 2006, the total loans outstanding after allowance for losses and unamortized front-end fees amounted to $26,177 million ($23,479 million in 2005).

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2006 is set forth in *Appendix V* of the *Financial Statements*. A breakdown by sector of the ordinary operations loans approved by ADB from its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2006 is shown in *Table 5*.

---

[2] ADB's financial policies require that political risk guarantees be charged against the lending limitations at the nominal value of the guaranteed obligations, plus the interest that will be accrued for the succeeding interest period, and credit guarantees at the present value of the guaranteed obligations.

Table 5: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2006
Amounts in millions of U.S. dollars

Sector	Total Approved Loans		Total Outstanding Effective Loans[a]	
	Amount	Per cent	Amount	Per cent
Transport and communications	$23,253	25.7%	$12,420	32.3%
Energy	21,047	23.3	7,629	19.8
Finance[b]	13,618	15.0	3,129	8.1
Multisector	7,680	8.5	5,032	13.1
Agriculture and natural resources	7,590	8.4	2,402	6.2
Water supply, sanitation, and waste management	4,716	5.2	1,532	4.0
Industry and trade	4,140	4.6	895	2.3
Law, economic management, and public policy	3,688	4.1	3,052	7.9
Education	2,792	3.1	1,404	3.6
Health, nutrition and social protection	1,999	2.2	1,000	2.6
Total	$90,523	100.0%	$38,496[c]	100.0%

a Includes outstanding loans and undisbursed effective loans.
b Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
c Includes program loans aggregating $9,112 million and representing 23.7% of total effective loans.

Note: Total may not add due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2006 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $180,614 million, of which approximately 32.3% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements.

Sovereign and Nonsovereign Loans

The majority of ADB ordinary operation loans (96.1%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest is to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and portfolio position of sovereign and nonsovereign loans is shown below.

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Sovereign		Nonsovereign	
	2006	2005	2006	2005
Cumulative Approvals[a]	$ 87,793	$ 82,252	$ 2,730	$ 2,378
Cumulative Effective Loans[b]	70,923	65,880	2,125	1,473
Cumulative Repayments[c]	33,363	31,750	873	776
Outstanding	$ 25,309	$ 22,932	$ 883	$ 637
Undisbursed[d]	15,989	14,723	779	779
Total Loans	$ 41,299	$ 37,655	$ 1,661	$ 1,416

a Net of loan terminations and reductions.
b Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
c At historical U.S. dollar equivalents.
d Includes not yet effective loans.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2006, ADB added $3.8 million to its loan loss provision (nil in 2005) in respect of one sovereign loan, increasing the loan loss provision to $6.1 million ($2.3 million in 2005). Loan loss provisions for nonsovereign loans decreased significantly during 2006, from $77.2 million in 2005 to $22.2 million in 2006 as a result of the revised provisioning methodology adopted in 2006 (see *Critical Accounting Policies and Estimates* for more information on the revised methodology) and foreclosure of three nonsovereign loans (see *Appendix VIII* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, ADB established a loan loss reserve for its sovereign loans and guarantee portfolios. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2006, the loan loss reserve amounted to $130 million, as compared to $167 million as of December 31, 2005 (see *Appendix VIII* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the Local Currency Loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL products give borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers will have the following new repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

ADB's Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to help currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2006 and December 31, 2005 is presented in *Table 7.*

Table 7: Loan Portfolio by Loan Products
as of December 31
In millions of U.S. dollars

	Sovereign		Nonsovereign	
	2006	**2005**	**2006**	**2005**
LIBOR-based Loans				
Outstanding	$13,161	$ 9,385	$524[a]	$202
Undisbursed	15,965	14,659	508[a]	499
Market-based Loans				
Outstanding	533	576	164	214
Undisbursed	4	31	–	-
Pool-based Single Currency (JPY) Loans				
Outstanding	3,364	3,872	3	5
Undisbursed	–	–	–	–
Pool-based Single Currency (US$) Loans				
Outstanding	8,219	8,933	–	–
Undisbursed	20	33	–	–
Others				
Outstanding	30	166	192	215
Undisbursed	–	–	271	280
Total				
Outstanding	$25,309	$22,932	$883	$637
Undisbursed	$15,989	$14,723	$779	$779

a Includes lending without sovereign guarantee to state-owned enterprises.

Note: Total may not add due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers floating-rate loans and fixed-rate loans denominated in euros, Japanese yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The interest rate is the cost base rate plus a spread ("fixed spread") that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months. The fixed spread for sovereign loans is equal to ADB's basic lending spread prevailing at the time of loan signing whereas the spread for nonsovereign loans reflects the credit risk of the specific project and borrower. The current basic lending spread for sovereign loans is 60 basis points. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. The lending rates (net of rebate and waiver on the lending spread) for average outstanding LBLs in U.S. dollars and Japanese yen during

the year were 5.15% and 0.27% respectively. For nonsovereign loans, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to specific borrowers and projects.

A commitment fee of 0.75% per annum is levied on the undisbursed balance of effective sovereign loans, beginning 60 days after execution of the applicable loan agreement. For project loans signed or negotiated before January 1, 2007, the commitment fee accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. In November 2006, ADB's Board of Directors approved the simplification of the commitment fee for project loans negotiated after January 1, 2007 to a flat fee structure of 0.35%. For program loans, the commitment fee is 0.75% per annum on the undisbursed balance of effective loans. On April 3, 2007, ADB's Board of Directors approved for all sovereign loans that are not in arrears the waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007; and (ii) 0.50% per annum of the commitment fee for all program loans. The waiver of the commitment fee will be applicable to all interest periods commencing January 1, 2007 up to and including June 30, 2008. A front-end fee of 1% is charged on sovereign loans, with the borrowers being given the option to capitalize the fee.

Since 2004, ADB's Board of Directors has approved the following waivers for all OCR borrowers that do not have arrears with ADB, (i) the entire front-end fee of 1% for all new ordinary operations sovereign loans approved from January 1, 2004 to June 30, 2007, and (ii) 20 basis points off the lending spread on sovereign loans outstanding from July 1, 2004 to June 30, 2007. On April 3, 2007, ADB's Board of Directors approved the continuation of both waivers through June 30, 2008.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan. A loan specific front-end fee is charged on nonsovereign loans, typically ranging from 1.0% to 1.5% of the loan amount, subject to the approval of the Credit Enhancement Committee.

Sovereign loans provide for rebates and surcharges. Since the principle of automatic cost pass-through pricing is maintained for LBLs, ADB returns the actual sub-LIBOR funding cost margin achieved to its LBL sovereign loan borrowers through rebates. A surcharge could arise if ADB's funding cost is above six-month LIBOR. The rebate and surcharge are calculated on January 1 and July 1 of each year based on ADB's actual average funding cost margin for the preceding six-month loan period. In 2006, ADB returned the actual sub-LIBOR funding cost margin of $25.2 million to its LBL sovereign loan borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. dollar	Japanese yen
January 1, 2006	0.31	0.39
July 1, 2006	0.31	0.34

In November 2006, the Board of Directors approved the simplification of the rebate/surcharge mechanism for all sovereign loans by incorporating the applicable rebate/surcharge into the interest rate for the upcoming interest period instead of retroactively. This change will significantly simplify interest calculation and loans administration and provide sovereign loan borrowers with actual rebate/surcharge information upfront. The switch from retroactive rebate to upfront pricing is to take effect on July 1, 2007 for the second half of 2007.

Also in November 2006, ADB's Board of Directors approved an option for existing LBLs which have been fully disbursed and outstanding to convert the currency in which the loan is denominated into local currency.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark (equivalent to LIBOR). All LCLs will initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles as those applied to ADB's LBL product. For loans guaranteed by the sovereign government, the lending spread is equivalent to ADB's prevailing basic lending spread, currently 60 basis points per annum (before Board-approved waivers). For non-guaranteed loans, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for a specific loan, among others, must be considered.

The front-end fee is 1% for sovereign guaranteed loans (before Board-approved waivers), with the option to capitalize the fee. For non-guaranteed loans, the front-end fee is loan-specific, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. The commitment fee for sovereign guaranteed loans signed or negotiated before January 1, 2007 is 0.75% per annum on progressive amounts of undisbursed loan balances. For sovereign guaranteed loans negotiated after January 1, 2007, the commitment fee has been reduced to a flat fee of 0.35% per annum and is subject to the waiver of 0.10% per annum as approved by the Board of Directors in April 2007, as in the case of LBLs. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed loans that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL Japanese yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to LBLs. ADB's pool-based variable lending rates for the years 2005, 2006 and the first half of 2007 are shown in *Table 9.*

Table 9: Pool-based Lending Rates[a]
% per annum

	2007	2006	2005	PSCLs
January 1	1.31	1.49	1.73	Japanese yen
	5.91	5.94	6.06	U.S. dollar
July 1		1.46	1.71	Japanese yen
		5.86	6.14	U.S. dollar

a Lending rates are set on January 1 and July 1 every year, are valid for six-month periods and are represented net of the 20 basis points lending spread waiver.

In November 2006, ADB's Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.5% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

ADB's Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering the debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformations of a local currency liability into a foreign currency liability is not offered. Members or guaranteed entities interested in purchasing debt management products for third-party liabilities must enter into an International Swaps and Derivatives Association master agreement with ADB.

Equity Investments

As of December 31, 2006, ADB had approved 157 equity investments (less cancellations), aggregating $1,311 million, and had participated, to the extent of $40 million, in six equity underwritings, all financed from its ordinary capital resources. ADB's net equity investment commitments (approvals less disposals and sales and impairment) amounted to $1,047 million (about 76.6% of the ceiling under the Charter) as of December

31, 2006. Pursuant to the Charter, the total amount of ordinary capital resources that ADB may invest in equity capital may not exceed 10% of its unimpaired paid-in capital stock, reserves (other than the Special Reserve) and surplus, i.e., $1,368 million at December 31, 2006. When making an equity investment, ADB may not obtain a controlling interest in the entity concerned or assume responsibility for managing an entity, except under certain circumstances.

For additional information on Equity Investments, see *Appendix VIII* of the *Financial Statements, Note G.*

Guarantees

ADB's guarantee instruments catalyze capital flows into and within its developing member countries for eligible projects, by allowing commercial lenders, capital market investors and other financing partners to transfer certain risks to ADB which they cannot easily absorb or manage on their own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has provided guarantees for infrastructure projects, financial institutions, capital market investors, and trade financiers.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. ADB can issue guarantees without a host government counterguarantee; however, such guarantees are subject to prudential exposure limits for nonsovereign operations. Guarantee tenors are based on the requirements of the underlying project. Equity instruments are ineligible for guarantee coverage.

Guarantee fees for nonsovereign transactions without host government counterguarantee are market based, while guarantees backed by a host government counterguarantee can be priced as low as 0.40% per annum on the present value of the outstanding guarantee obligation plus a front-end fee. Guarantee fees have two components: a credit enhancement fee to cover ADB's cost of capital and general operations (adjusted for risk as appropriate) and an administrative fee to cover transaction-specific costs of processing and implementation.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with Financial Accounting Standards Board Interpretation No. 45, ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products - political risk guarantee and credit guarantee - both designed to mitigate risk exposure of financing partners.

Political Risk Guarantees

ADB's political risk guarantee (PRG) is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, and breach of contract. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations. In 2006, ADB approved a $15 million PRG without a host government counterguarantee in relation to a project in Afghanistan.

Credit Guarantees

The credit guarantee (CG) of ADB provides comprehensive coverage of both commercial and political risks for a specific portion of the debt service owed to the financing partner. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers

creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, commercial lenders, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions. In 2006, ADB approved a CG for an amount of $9.2 million for a transaction in Indonesia and a CG in favor of investors in notes with a total issuance size of up to $100 million for a transaction in Kazakhstan.

ADB's exposure on guarantees as of December 31, 2006 and December 31, 2005 is shown below.

Table 10: Outstanding Guarantee Exposure[a]
as of December 31
In millions of U.S. dollars

	2006 Outstanding Amount	2005 Outstanding Amount
Credit Guarantees	$ 1,087	$ 1,011
Political Risk Guarantees	150	179
Others	1	1
Total	$ 1,237	$ 1,192

a None of these guarantees were subject to call as of December 31, 2006 and 2005.

Note: Total may not add due to rounding.

Syndications

ADB's credit enhancement products also include syndications. Syndications enable ADB to transfer some or all of the risk associated with its direct loans and guarantees to its financing partners, thereby reducing its credit exposure. Syndications, including fronting, 'reinsurance' and sell-down arrangements, are used by ADB to mitigate and diversify the risk profile of its nonsovereign portfolio.

Syndications can occur before financial close or during the tenor of the underlying debt depending on market conditions, the status of the associated project, and the need for ADB to adjust its portfolio from time to time. Syndications enable appropriate balancing of ADB's risk exposures and may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under a fronting or 'reinsurance' arrangement, ADB shares any associated recovery under the ADB loan with financing partners participating in the syndication, while under a 'reinsurance' arrangement ADB assumes counterparty risk on the financing partner should it fail to meet its obligation to indemnify ADB.

In 2006, four B-Loan arrangements (formerly referred to as the complimentary financing scheme or CFS) were approved for Afghanistan, India, Indonesia and the People's Republic of China.

Financing Partnerships with Other Development and Private Sector Organizations

To optimize the development impact of its assistance programs to all developing member countries, ADB maintains close coordination with other development and private sector partners by identifying official and/or commercial cofinancing opportunities that directly complement ADB's sovereign and nonsovereign projects. ADB's main sources of cofinancing are official and commercial. Sources of official cofinancing consist of governments or their agencies, mainly through bilateral assistance programs, and multilateral financing institutions. Funding from official agencies may be provided as grants or loans, on a parallel or joint basis. ADB has also been joined by commercial institutions in cofinancing projects in the region, and continues to promote

increased commercial cofinancing operations. The cumulative total amount of direct value-added[3] cofinancing arranged in support of ADB-assisted projects as of the end of 2006 amounted to $14.0 billion for 1,062 projects, of which $13.3 billion was for 274 investment projects and $612.9 million was for 788 technical assistance projects. For more information on cofinancing, see *Appendix VIII* of the *Financial Statements, Note E.*

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

The authorized and subscribed capital stock of ADB as of December 31, 2006 was $53,169 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2006, $3,740 million was paid-in and $49,429 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII* of the *Financial Statements, Note K*).

Paid-in Capital

As of December 31, 2006, 98.0% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2.0% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3 million was so restricted as of December 31, 2006 (see *Appendix VIII* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2006, a total of $72 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

[3] Direct valued- added cofinancing involves active coordination and formal agreements among financing partners, including contractual commitments by ADB to facilitate mobilization, administration or participation in cofinancing. Starting in 2006, cofinancing statistics indicate direct value-added cofinancing. Previous years' data have been revised to be consistent with the new methodology.

In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2006, 23 ADB members holding 64.7% of the total subscribed capital of ADB and 58.8% of the total voting power were also members of the OECD. Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 118.0% of ADB's outstanding borrowings after swaps at December 31, 2006.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 8,307	$ 7,726
United States	8,307	7,726
Australia	3,080	2,864
Canada	2,784	2,589
Republic of Korea	2,682	2,494
Germany	2,303	2,142
France	1,239	1,152
United Kingdom	1,087	1,011
Italy	962	895
New Zealand	818	760
Netherlands	546	508
Switzerland	311	289
Austria	181	168
Belgium	181	168
Denmark	181	168
Finland	181	168
Ireland	181	168
Luxembourg	181	168
Norway	181	168
Portugal	181	168
Spain	181	168
Sweden	181	168
Turkey	181	168
Total	$34,418	$32,008

Note: Total may not add due to rounding.

The capital subscription of all ADB members is shown in *Appendix VII* of the *Financial Statements*.

ADB's capital stock and reserves as of December 31, 2006 is shown on *Table 12*. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII* of the *Financial Statements, Notes B* and *K*.

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2006
Subscribed	$53,169
Less: Callable capital subscribed	49,429
Paid-in capital subscribed	3,740
Less: Other adjustments[a]	87
	3,653
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	9,490
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	$13,143

a Comprises $72 million capital transferred to the Asian Development Fund and $15 million of paid-in capital subscribed but not yet due (see *Appendix VIII* of the *Financial Statements, Note K*).
b For a description of reserves, see *Appendix VIII* of the *Financial Statements, Note L*.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in other countries, adhering to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. Based on such policy, the sum of such capital and reserves as of December 31, 2006 was $44,409 million. The aggregate of ADB's outstanding borrowings after swaps and guarantees of $28,566 million as of December 31, 2006 was equivalent to 64.3% of such ceiling or 57.8% of ADB's total callable capital.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; Malaysia; the Netherlands; People's Republic of China; the Philippines; Republic of Korea; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Euro-commercial Paper (ECP) Programme to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2006 is set forth in *Appendix VI* of the *Financial Statements*.

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB has established a Global Medium-Term Note Program (GMTN Program) and Australian dollar 5 billion Medium-Term Note Programme (AUDMTN Program) to increase its responsiveness to market opportunities. The amount that can be raised out of the GMTN Program and AUDMTN Program annually is subject to the annual global borrowing authorization for ADB as determined by ADB's Board of Directors. Another strategy is to emphasize borrowings with longer maturity ranges to smooth ADB's debt redemption profile.

As part of its developmental mandate, ADB contributes to the development of regional bond markets through local currency bond issuances. Another objective for local currency bond issuances is to provide local currency financing for its operations.

In 2006, ADB raised long- and medium-term funds totaling about $5,397 million through 51 borrowing transactions in Australian dollar, Canadian dollar, euro, Hong Kong dollar, Japanese yen, Malaysian ringgit, Mexican peso, New Zealand dollar, Singapore dollar, South African rand, Thai baht, Turkish lira and US dollar, as compared to $3,966 million in 2005. In addition, ADB raised $1,643 million in short-term funds under its ECP Programme in 2006, as compared to $761 million in 2005. The average maturity of 2006 long- and medium-term borrowings was 5.9 years, as compared with 4.3 years in 2005.

Of the total 2006 long- and medium-term borrowings, $2,946 million was raised through eight public offerings, including a global benchmark bond issue for $1 billion, and the rest through 43 private placements. The majority of 2006 borrowings were swapped on a fully hedged basis into floating rate liabilities.

The following table summarizes ADB's funding operations in 2006 and 2005.

Table 13: Borrowings
Amounts in millions of U.S. dollars

	2006	2005
Medium- and Long-Term Borrowings		
Total Principal Amount	$5,397	$3,966
Average Maturity to First Call (years)	5.9	4.3
Average Final Maturity (years)	6.7	8.0
Number of Transactions		
Public Offerings	8	5
Private Placements	43	59
Number of Currencies (before swaps)		
Public Offerings	5	4
Private Placements	10	4
Short Term Borrowings[a]		
Total Principal Amount[b]	$ 1,643	$ 761
Number of Transactions	23	13
Number of Currencies	3	2

a All euro-commercial paper.
b At year-end, the outstanding principal amount was $179 million in 2006 and $268 million in 2005.

As of December 31, 2006, the total amount of outstanding borrowings after swaps was $27,116 million, as compared to $24,076 million in 2005. The average life of ADB's outstanding medium- and long-term borrowings at the end of 2006 and 2005 was 4.3 years and 4.5 years, respectively.

As part of its continuing efforts to promote capital market development in the Asia and Pacific region, ADB established in April 2006 a 15-year Malaysian ringgit (MYR) 3.8 billion Medium-Term Note Programme (MYRMTN Program) in Malaysia. In addition, ADB simultaneously launched the inaugural offering of MYR500 million notes under the MYRMTN Program. In September 2006, ADB established its 30-year $10 billion equivalent Asian Currency Note Programme (ACN Program), and launched the inaugural offering of notes under the ACN Program in the domestic capital markets of Singapore and Hong Kong, China. The ACN Program is Asia's first multi-currency bond platform since the Asian financial crisis that links the domestic capital markets in the region under a single unified framework with a common set of documents governed under English law. *Table 14* shows the details of the local currency bond issues for 2006.

Table 14: Local Currency Borrowings in 2006

	Principal Amount (million)	Coupon Rate (%)	Maturity (years)
Malaysia	MYR 500	4.265	5
Thailand	THB 5,500	5.340	5
	THB 1,000	5.540	10
Singapore	SGD 300	3.335	5
Hong Kong	HKD 1,000	4.280	3

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. At December 31, 2006, the principal amount receivable and payable under outstanding currency swap transactions aggregated $13,903 million and $12,557 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $9,813 million at December 31,2006.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2006, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, with about 78.9% (75.9% at December 31, 2005) of the borrowing portfolio denominated in that currency, reflecting its borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, at about 17.4% (20.6% at December 31, 2005) of the portfolio. Of the outstanding borrowings after swaps at December 31, 2006, 26.9% was at fixed rates (34.0% at December 31, 2005) and 73.1% at variable rates (66.0% at December 31, 2005). *Figures 1* and *2* show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition


Currency Composition of
Outstanding Borrowings (Before Swaps)
Japanese Yen
12.2%
Other Currencies[a]
34.1%
U.S. Dollar
53.7%
Currency Composition of
Outstanding Borrowings (After Swaps)
Other Currencies[b]
3.7%
Japanese Yen
17.4%
U.S. Dollar
78.9%

[a] Other currencies include Australian dollar, Canadian dollar, euro, Hong Kong dollar, Indian rupee, Malaysian ringgit, Mexican peso, New Taiwan dollar, New Zealand dollar, Philippine peso, pound sterling, renminbi, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira.

[b] Other currencies include Indian rupee, Philippine peso, pound sterling, renminbi, and Swiss franc.

Figure 2: Effect on Interest Rate Structures


Interest Rate Structure of
Outstanding Borrowings (Before Swaps)
Variable
6.7%
Fixed
93.3%
Interest Rate Structure of
Outstanding Borrowings (After Swaps)
Fixed
26.9%
Variable
73.1%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At December 31, 2006, liquid investments are held in 20 currencies.

ADB's Authority for Investment of Funds Not Needed in Operations (Investment Authority) governs liquid asset investments. The most recent Investment Authority was approved by the Board of Directors in November 2006. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize the total return on its investments.

The liquidity policy approved by ADB's Board of Directors in November 2006 requires that the total liquidity ceiling be set at twice the prudential minimum liquidity, discussed below, or 100% of outstanding loans whichever is lower. The total liquidity for all portfolios (described below) marked for OCR operations, in aggregate, should not exceed this limit without prior authorization from ADB's Board of Directors.

The overriding objective of the liquidity policy of ADB is to enable ADB to (i) obtain the most cost-efficient funding under both normal and stress situations and (ii) to optimally manage liquidity in order to achieve its development mission of fighting poverty in Asia and the Pacific region. At the same time, the liquidity policy should follow sound banking principles in supporting and sustaining ADB's superior financial strength and in this regard, the liquidity policy is integral to ADB's financial and risk management policy framework.

Prudential Liquidity Portfolio

The main objective of the Prudential Liquidity Portfolio (PLP) is to maintain (i) a prudential minimum liquidity (funded with equity and debt, if needed) and (ii) liquidity in excess of prudential minimum liquidity (funded with equity) as driven by net cash requirement (NCR), asset liability management and liquidity policy decisions.

The prudential minimum limit of liquidity to be held under normal market conditions during a calendar year, subject to headroom and financial ratio constraints, is 50% of the next three-year proxy NCR, which is the sum of net disbursements (disbursements less loan repayments and prepayments) and debt redemption. This liquidity measure will ensure that the prudential minimum level of liquidity is able to sustain uninterrupted supply of funds for 18 months under both normal and stress conditions.

The prudential liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio is funded largely by equity, and performance is measured against external benchmarks with an average duration of about two years.

Discretionary Liquidity Portfolio

The Discretionary Liquidity Portfolio (DLP) is funded by debt. The main purpose and objective of the DLP is to provide flexibility in executing ADB's funding program over the short to medium term, permit borrowing ahead of cash flow needs, be responsive to favorable market conditions, avoid refinancing risk from a concentration of large borrowings and smoothen the capital market presence.

Working Capital Portfolios – Cash Cushion Portfolio and Operational Cash Portfolio

The Cash Cushion Portfolio (CCP) and Operational Cash Portfolio (OCP) together are used as working capital portfolios to better manage ADB's cash flow needs. The objective of the OCP is to manage net cash flow requirements expected over a one-month horizon. Investments are made in highly liquid money market instruments and fluctuate in size due to short-term cash requirements. The CCP portfolio holds the proceeds of borrowing transactions pending the disbursement of these funds. The CCP portfolio does not have any predetermined size and the funds are invested in liquid money market instruments to match the anticipated disbursement schedule.

Ad Hoc Portfolios

In addition to the portfolios above, ad hoc liquidity portfolios with specific purposes and limited life span may be created for better management and tracking. The creation of ad hoc portfolios requires the approval of the President, following the endorsement by the Asset and Liability Management Committee.

Year-End Balance of Liquidity Portfolios

The year-end balance of the portfolios in 2006 and 2005, including receivables for securities repurchased under resale arrangements, and excluding securities transferred under securities lending arrangements and pending sales and purchases, together with the returns on liquidity portfolio, are presented in the table below.

Table 15: Year-End Balance and Return on Liquidity Portfolio

	Year – End Balance (in millions of U.S. dollars)		Annualized Financial Return (%)	
	2006	**2005**	**2006**	**2005**
Prudential liquidity portfolio	$ 7,764	$ 7,353	4.25	2.09
Discretionary liquidity portfolio	3,831	3,401	0.30[a]	0.40[a]
Cash cushion portfolio	954	450	4.21	1.76
Operational cash portfolio	587	934	3.82	2.64
Total	$13,136	$12,138		

[a] Spread over funding costs at December 31.

FINANCIAL RISK MANAGEMENT

In its development banking operations, ADB assumes various credit, market (interest rate and foreign exchange), liquidity, and operational risks. Of these, credit risks in the loan and guarantee portfolios are the most significant. Sovereign loans and guarantees to its developing member countries constitute the large majority of ADB's portfolio. ADB has adopted an integrated risk management framework designed to ensure that credit and other risks are appropriately identified, measured, monitored and managed. In November 2005, ADB established a Risk Management Unit (RMU), which is independent of the business units and mandated to manage credit risk of the nonsovereign loan and guarantee portfolios and ADB's market and treasury related risks. RMU has been implementing risk management tools and methodologies under the said framework.

Asset and Liability Management

The primary objective of asset and liability management (ALM) for ADB is to safeguard ADB's net worth and overall capital adequacy while promoting steady growth in ADB's risk bearing capacity. The ALM addresses foreign exchange rate risks, fluctuations in interest rates, and liquidity risks. ADB also adheres to a cost

pass-through pricing policy for its sovereign loans and allocates the most cost efficient borrowings to fund its loans. The ALM objectives and practices were clarified and formalized in 2006 through the comprehensive ALM policy framework approved by ADB's Board of Directors. The framework has formalized the guiding principles for managing the financial assets and liabilities of the OCR and provided the governing framework to guide all ALM related financial policies, including liquidity, investments, equity management, net income management and capital adequacy.

Risk Bearing Capacity

ADB's income planning framework establishes the equity-to-loan ratio (ELR) as the key measure of ADB's risk bearing capacity. The ELR measures the adequacy of equity capital to absorb any unexpected losses from ADB's loan and guarantee portfolios as well as the ability to generate adequate net income to absorb loss of loan income while matching growth in the portfolios. Because ADB's loan and guarantee portfolios are unavoidably highly concentrated in Asia, an adverse credit event of one borrower could have a significant cumulative impact due to high correlations. ADB has established a target ELR of 35% to accommodate this volatility.

The recently approved ALM policy expanded the measurement of ELR to incorporate risks other than credit risks in the loan portfolio to ensure ADB is adequately capitalized for other financial risks. New methodologies will be developed and implemented in 2007 based on the revised framework.

In determining ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve, and surplus. At December 31, 2006, ELR was 47.7% under the pre-FAS 133 basis (49.5% on December 31, 2005). The higher-than-target ELR represents a very strong equity capital position relative to the credit risk assumed in its loan and guarantee portfolios indicating that both net income and equity capital are adequate to sustain any major credit event. ADB also protects the ELR from exchange rate fluctuations by periodically aligning the currency composition of its equity to that of its loans.

Under the income planning framework, ADB utilizes the loan loss reserve (LLR) to absorb expected losses from its loan and guarantee portfolios. Hence both expected and unexpected losses for its loans and guarantees are addressed through adequate LLR and ELR. Loan loss provisions are made against impaired loans and recognized in the net income.

Country Credit Risks

The income planning framework also links the adequacy of net income and equity capital to the country credit risk of the sovereign loan and guarantee portfolios. A credit risk model is used to estimate expected and unexpected losses in these portfolios, incorporating each borrower's default probability, loss given default, projected exposure, and default correlations. In addition, ADB stress tests net income projections to ensure net income is adequate to absorb the loss of loan income due to credit shocks and to support sufficient growth. To assess the creditworthiness of its developing member countries independently, ADB adopted an internal country credit risk rating system.

Credit Risk of Nonsovereign Operations

Aside from providing loans and guarantees to its developing member countries, ADB provides loans and guarantees to private or public sector enterprises and local government units without sovereign guarantees. It can also make equity investments. ADB's nonsovereign loans, guarantees, and investments are exposed to commercial and political risks. Managing and monitoring those risks are important aspects in the project cycle. ADB evaluates not only the development impact of a project but also analyzes its credit strength, financial, commercial, and technical viability, and good corporate governance. Each nonsovereign financing undergoes an in-depth credit

analysis and appraisal prior to approval with emphasis given to financial sustainability. RMU reviews the risk of proposed nonsovereign financings and ensures that they are in line with ADB's credit risk policy.

The current nonsovereign strategy focuses on the infrastructure and financial market sectors. Nevertheless, ADB remains responsive to the changing needs of developing member countries and private investment opportunities in other sectors. The objective is to build a diversified nonsovereign portfolio in terms of both countries and sectors while managing concentration risks by establishing appropriate limits for countries, industries, and groups of related companies. The total amount of ADB assistance to a single project, including equity investments, loans, and guarantees, must not exceed 25% of the total project cost or $75 million, whichever is lower. Single exposure limits for nonsovereign operations are currently being reviewed with the view to increasing these limits. ADB uses an internal rating system to classify its exposure based on international credit standards that reflect the risk of timely and full recovery of investments. The rating system is used to monitor risk exposure to individual projects.

ADB's nonsovereign investment recovery operations generally involve negotiations for financial restructuring, foreclosure, or other remedies, including liquidation. Restructuring is undertaken only when it is expected to improve ADB's prospects for recovery. If the financial condition of the entity has deteriorated beyond recovery, ADB may proceed with liquidation or other legally permissible forms of recovery.

Counterparty Credit Risks

Counterparty credit risk is the risk of loss when a derivative counterparty does not honor its obligations measured by the aggregate positive replacement cost or the net positive mark-to-market value of the derivatives. To mitigate counterparty credit risk, ADB has strict counterparty eligibility criteria. In general, ADB will undertake swap transactions with counterparties that have a minimum credit rating of A3 and/or A- with Moody's and/or Standard and Poor's respectively and have executed an International Swaps and Derivatives Association (ISDA) master agreement and a credit support annex (CSA) with ADB.

ADB utilizes a Swaps Exposure Monitoring System that allows for daily monitoring and managing of counterparty credit risk exposure. Under the CSA arrangements, derivatives' positions are marked-to-market daily, and collateral calls, transfers, and adjustments with counterparties are made in coordination with an external collateral manager. ADB also sets exposure limits on individual counterparties based on their credit ratings and equity and daily monitors current and potential counterparty exposure against the limits.

Market Risks

ADB manages the market risk of its liquid asset investments by adopting investment policy guidelines which restrict its investments to government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and to a limited extent, corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. The principal source of investment risk arises from income volatility due to interest rate movements. ADB monitors and manages interest rate risks by employing various quantitative methods. All positions are marked-to-market, and risk-sensitive measures, including potential exposure, are calculated and compared to internally established risk limits.

ADB manages its currency risk to mitigate the risk that fluctuations in exchange rates will cause fluctuations in the ELR, the measure of equity capital adequacy and risk-bearing capacity. ADB manages this currency risk by periodically aligning the currency composition of its equity to that of its loans, thus ensuring that fluctuations in exchange rates will have similar effects on both. ADB mitigates the market risks associated with the loan portfolio by employing derivatives to closely match the characteristics of loans with those of borrowings.

ADB has an infrastructure designed to ensure that the market risks associated with its activities are fully identified, measured, monitored, and managed. Specifically, ADB manages its market risks by employing (i) market standard risk metrics and assumptions in the valuation and risk analysis of its treasury activities, (ii) enhanced performance measurements and attribution methodologies and systems for its investment portfolios, (iii) supplementary risk management tools such as stress testing and scenario analysis, and (iv) a computer system that values both plain vanilla as well as highly structured borrowings and their related swap transactions.

ADB utilizes a daily risk, performance, and attribution system to measure and monitor treasury investment portfolios, thus providing regular and timely risk and performance feedback to treasury management. In addition, ADB has outsourced much of the risk analyses of its externally managed investment portfolios, thereby allowing ADB to significantly bolster risk-metrics, stress testing, and scenario analyses for its investments in mortgage and asset-backed securities and corporate bonds.

Liquidity Risks

The objective of ADB's liquidity policy is to ensure the availability of sufficient cash flows to meet all financial and operational commitments despite uncertain conditions in the capital markets. The policy establishes minimum levels of liquidity to maintain expected operations. ADB's liquidity requirements are primarily determined by expected lending volumes and disbursements, redemption of current borrowings, repayments and prepayments of loans, and cash from net income. The policy defines ADB's annual net cash requirement (NCR) to meet large contractual obligations for loan disbursements and debt redemption. ADB relies on borrowings to meet most of these obligations. The proxy NCR is the sum of loan disbursements net of repayments and debt redemption for the year. Levels of liquidity, NCR and proxy NCR are monitored on an ongoing basis and reviewed by the Board of Directors quarterly. For more information on liquidity policy, please see *Liquidity Portfolio Management.*

Operational Risks

Operational risk represents the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events including business disruptions and system failure, transaction processing failures, and failure in execution of legal, fiduciary, and agency responsibilities. ADB is exposed to many types of operational risks and attempts to mitigate them by maintaining a system of internal controls and processes, and periodic system upgrades. In addition, ADB has a rigorous process for approving transactions that requires reviews and authorization by all relevant parties to ensure all transactions are properly approved, documented, monitored, and controlled. ADB has adopted risk and control measures for financial reporting under the Committee of Sponsoring Organizations framework. ADB has put in place a strategy to strengthen its business continuity plan to reduce the impact of disruptions affecting its business processes.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. The table below summarizes ADB's significant contractual cash obligations at December 31, 2006 and 2005. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying FAS 133. Other long-term liabilities correspond to accrued liabilities including those for pension and postretirement medical benefits.

Table 16: Contractual Cash Obligations as of December 31
In millions of U.S. dollars

	2006	2005
Long-Term Debt	$ 27,602	$ 24,190
Undisbursed Loan Commitments	16,768	15,502
Undisbursed Equity Investment Commitments	392	309
Guarantee Commitments	1,294	1,277
Other Long-Term Liabilities	373	458
Total	$ 46,429	$ 41,736

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are contained in *Note B* of *Appendix VIII* of the *Financial Statements.* As disclosed in the financial statements, Management makes estimates in determining the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results could differ from those estimates and could have a material impact on the Financial Statements.

Fair Value of Financial Instruments. Under statutory reporting, ADB carries its investments and derivatives, as defined by FAS 133 and its related amendments, including FAS 155, on a fair value basis. These derivatives include embedded derivatives in the structured borrowings portfolio that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

The pricing models used for determining fair values of ADB's financial instruments are based on discounted expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of assumptions to reasonably reflect the valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. ADB believes that its estimates of fair values are reasonable given existing controls and processes.

Provision for Loan Losses. Provisions against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, it is probable that ADB will be unable to collect all the amounts due according to the loan's contractual terms.

In 2006, the Board approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. The assessment applies the concept of expected loss to establish loss provision and loss reserve, similar to the concept applied to ADB's sovereign operations approved in 2004. The provisioning estimate is performed by RMU on a quarterly basis.

In the revised methodology, ADB utilizes an internal risk rating system to estimate the probability of default based on its past loan loss experience and a variety of tools available in the market. Loans that are considered impaired based on the probability of default are provisioned through the income statement. Those that are not impaired will be provisioned through the establishment of a loss reserve in the equity portion of the balance sheet as an allocation of net income subject to the approval of the Board of Governors.

At December 31, 2006, ADB had eight impaired loans (eleven in 2005) with principal outstanding of $35.8 million ($51.5 million in 2005) in non-accrual status, a reduction of $15.7 million from 2005. Of this reduction, $19.4 million was the result of write-off due to foreclosure of three nonsovereign loans. Total provisions for loan losses at December 31, 2006 was $28.3 million ($79.5 million in 2005). The decrease in the provisions for loan losses was mainly a result of the revised provisioning estimate for the nonsovereign loans ($28.2 million) and the foreclosure of three nonsovereign loans ($18.5 million).

The revised methodology resulted in a decrease of $28.3 million in the provision for loan losses of nonsovereign loans, with the corresponding decrease to the expense account. At December 31, 2006, Management's estimate of the loan loss reserve for nonsovereign operations is $30.5 million. This will be established as an allocation of net income subject to the approval of the Board of Governors.

Impairment of Equity Investment. Equity investments with poor credit ratings are assessed for impairment quarterly. When an impairment is identified and deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investment. Impairment losses are not reversed for subsequent recoveries in the value of the equity investment, until the investment is sold.

SUMMARY OF FINANCIAL PERFORMANCE

Net Income

Net income before net unrealized losses and cumulative change in accounting principle was $706 million in 2006 as compared with $423 million in 2005. The increase of $282 million (66.7%) was predominantly due to the following:

a. a $198 million increase in investment income, including $11 million increase in realized gains on sales, which reflects improved realized returns on the investment portfolio due to higher interest rates in some capital markets;

b. a $174 million increase in net loan income after expenses on asset swaps hedging loan products, associated with $172 million increase in loan income and $2 million decrease in expenses on swaps. The increase in loan income is primarily associated with higher loan balances and an increase in interest rates;

c. an $80 million increase in income from equity investments resulting mainly from (i) a $46 million increase in net realized gains on disposal of equity investments; (ii) a $27 million increase in proportionate gains on equity investments accounted for under the equity method; (iii) a $6 million increase in dividend income for the year; and (iv) a $0.5 million increase in other income/losses;

d. an $8 million increase in income as executing agency brought about by (i) $5 million of additional fees received from special funds ($0.7 million from the Asian Tsunami Fund; $1 million from the Pakistan Earthquake Fund), agency trust funds and loan related grants; (ii) an additional $0.9 million of fees received for administering complementary loans; and (iii) a $2 million increase in fees received on account of guarantees;

e. a $29 million net decrease in the provision for loan losses, mainly because of the release of loan loss provisions due to a revision in the provisioning methodology for nonsovereign loans;

f. an $8 million decrease in net administrative expenses after allocation of charges to the Asian Development Fund and direct loan origination costs for loans and guarantees. This is primarily due to (i) an $8 million increase in salaries, which includes a $2 million increase in termination benefits for staff who accepted the enhanced separation program which was offered in 2005; (ii) a $9 million increase in benefits expenses for 2006, which were offset by (iii) a $6 million decrease in relocation expenses mainly due to the change in the methodology of provisioning for resettlement allowance and repatriation costs; (iv) a $14.5 million increase in the amount of administrative charges allocated to ADF based on the proportion of the relative volume of operational activities for each fund; and (v) a $4 million increase in the deferral of loan origination costs on loans and guarantees which became effective during the year; offset by

g. a $215 million increase in borrowings and related expenses, net of $8 million increase in realized gains on purchase/redemption of bonds, due to the increase in the borrowing portfolio and higher interest rates.

Net Unrealized (Losses) Gains on Derivatives, as required by FAS 133 and FAS 155

Net unrealized losses on derivatives were $138.5 million in 2006, a decline from net unrealized losses of $309.2 million in 2005, due primarily to a general increase in interest rates on the back of the strengthening of certain major currencies against the U.S. dollar. The net effect of the movements in the interest rates and currency appreciation against the U.S. dollar during the period increased (decreased) the value of the liability (asset) portion of borrowing-related derivatives, i.e., swaps. The impact was largely felt on non-structured debts and their related derivatives, as these swaps are designed to behave as long-term fixed assets denominated in U.S. dollars. Because of the asymmetrical accounting treatment between non-structured debts and their swaps, the net unrealized losses on the swaps were not offset by a decline in the value of the non-structured debts, which are not fair valued but recorded at their carrying book value. A fair valuation of non-structured debts would have led to an unrealized gain offsetting much of the unrealized losses on the swaps. In addition, the increase in interest rates reduced the value of the debts, mainly fixed rate U.S. dollar bonds, which did not have any derivatives transactions attached to them.

The higher interest rates and appreciation of certain currencies against the U.S. dollar in 2006 also affected ADB's structured debt (hybrid instruments) portfolios to a certain extent. The increase in value of the underlying debts outweighed the increase in the value of the embedded derivatives, which are highly sensitive to the expected foreign exchange rates movements. Thus, the change in fair value of structured debts led to an unrealized loss of $9 million for the year ended December 31, 2006, as required by FAS 155. However, because ADB generally takes a fully hedged position on its debts, exercising prudent risk management, the related derivatives transactions would normally move in the opposite direction of the hybrid instruments, relatively offsetting the unrealized loss. (see *Appendix VIII* of the *Financial Statements, Note M*)

Cumulative Effect of Change in Accounting Principle

The cumulative effect arising from the adoption of the equity method for certain limited liability companies that have characteristics of partnership (EITF 03-16) in 2005 resulted in a reversal of the prior year's income of $8.2 million, net of a release of provisions of $3.6 million.

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, a portion of the previous year's actual net income is allocated to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, ADB allocates part of its net income to support development activities in its developing member countries. In May 2006, the Board of Governors approved allocations of 2005 ordinary capital resources net income as follows: $320 million to surplus, $71 million to ordinary reserve, $40 million to the Asian Development Fund, and $20 million to the Technical Assistance Special Fund. The Board of Governors also approved the addition of $309 million, representing the FAS 133 adjustment at December 31, 2005, to the cumulative revaluation adjustment account; and the reduction of $37 million in the loan loss reserve.

Audit Fees

For 2006, PricewaterhouseCoopers (PwC), served as ADB's independent external auditors. In 2006, ADB paid $0.550 million in professional fees for audit services to PwC Singapore and $2.629 million for non-audit services to other PwC offices worldwide pertaining to ADB's technical assistance projects. No services for financial information systems design and implementation were rendered by PwC to ADB during 2006.

PwC also provided audit services to the ADB Institute, an organization affiliated with ADB, for which an amount of $25,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services does not compromise PwC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2006, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund, including the Asian Currency Crisis Support Facility; the ADB Institute Special Fund; the Asian Tsunami Fund and the Pakistan Earthquake Fund. Financial statements for each fund are prepared in accordance with US GAAP except for the special purpose financial statements for ADF which are prepared in accordance with ADF Regulations. In addition to OCR and Special Funds, ADB also manages and administers the Japan Scholarship Program, the Japan Fund for Poverty Reduction, the Japan Fund for Information and Communication Technology, the Japan Fund for Public Policy Training and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, additionally for the Technical Assistance Special Fund, the Asian Tsunami Fund, and the Asian Development Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see *Appendix VIII* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is the concessional lending window of ADB that provides loans to certain developing member countries having relatively lower per capita gross national products and more limited debt repayment capacities than some other developing member countries. Thirty donor members (regional and nonregional) have contributed to the ADF.

In May 2006, the Board of Governors approved the transfer of $40 million to ADF as part of net income allocation from OCR ($40 million in 2005). In addition, a total of $317 million from loan savings and cancellations have been included in the commitment authority for 2006, resulting from management's continuous assessment of opportunities for freeing committed resources through cancellations of unused loan balances. During 2006, promissory notes totaling $980.0 million have been encashed, $57.0 million of which was transferred to the Technical Assistance Special Fund.

Effective January 2006, the new currency management framework for ADF, which was approved by the Board of Directors in October 2005, was implemented. Under this new framework, the practice of managing ADF resources in as many as 15 currencies was discontinued, and an approach based on the International Monetary Fund's special drawing rights (SDR) basket of currencies was introduced. While ADF donor contributions continue to be made in national currencies, U.S. dollar or SDR, conversion of these contributions, along with ADF loan reflows and liquidity portfolio, into the currencies that constitute the SDR is currently ongoing. In addition, the borrower's obligations for new ADF loans are now determined in SDRs.

In 2006, 45 ADF loans totaling $1.3 billion were approved as compared with 40 loans totaling $1.4 billion in 2005. Disbursements during 2006 totaled $1.3 billion, an increase of 7.3% from $1.2 billion in 2005. At the end of the year, cumulative disbursements from ADF resources were $23.5 billion. Loan repayments during the year amounted to $468.4 million. At year-end, outstanding ADF loans amounted to $21.5 billion.

At the end of the year, 28 sovereign loans to Myanmar ($463 million) and five sovereign loans to the Republic of Marshall Islands ($25 million) were in non-accrual status, representing about 2.3% of the total outstanding ADF loans.

During the eighth replenishment of the ADF (ADF IX), donors recommended a replenishment of $7.0 billion, consisting of $3.3 billion in new contributions from donors and $3.7 billion from internal resources based on the exchange rate specified in the Resolution of the Board of Governors. ADF IX, which covers the

four-year period from 2005 to 2008, became effective in April 2005 after instruments of contribution deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of December 31, 2006, 27 donors had submitted their Instruments of Contribution to ADF IX for a total of $3.2 billion. In addition, two new ADB members, Brunei and Ireland, have pledged to contribute to ADF IX, with an advance payment of Euro 11.55 million from Ireland prior to depositing the instrument of contribution. As of December 31, 2006, donors have deposited installment payments totaling $1,462.5 million, which include $1,292.9 million for ADF operations, $97.8 million for TASF, and $71.8 million for financing forgone interest of grants. The remaining unpaid contributions under ADF VIII amounted to $164.8 million as of December 31, 2006.

Technical Assistance Special Fund

The Technical Assistance Special Fund (TASF) is an important source of grant financing for ADB's technical assistance operations. In 2006, the Board of Governors approved an allocation of $20 million from 2005 OCR net income to the TASF. With the effectivity of the eighth replenishment of ADF (ADF IX) and the third regularized replenishment of TASF, contributions of $212.6 million from 27 donors have been committed and $98.8 million have been received. In addition, India made a wholly untied, direct, voluntary contribution amounting to Rs2.25 million ($50,000 equivalent). At the end of 2006, total TASF resources amounted to $1,346.9 million, of which $1,126.4 million was committed.

Technical assistance commitments (approved and effective) increased from $77.0 million in 2005 to $91.8 million in 2006 for 163 technical assistance projects that were made effective during the year. In 2006, $9.4 million ($11.3 million in 2005) representing completed and cancelled technical assistance projects were recorded as a reduction in technical assistance, and the corresponding undisbursed commitment was eliminated. Revenue from investments increased from $7.2 million in 2005 to $11.8 million in 2006 because of higher yields in some capital markets. As a result, the uncommitted balance available for future commitments increased from $215.5 million in 2005 to $220.5 million in 2006. TASF funded 38.2% of all technical assistance approved in 2006.

Japan Special Fund

The Japan Special Fund (JSF) is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and for equity investments. The JSF is financed by the Government of Japan on a grant basis. The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In March 2006, Japan contributed Japanese Yen (JPY)2.9 billion ($24.5 million equivalent) as a regular contribution. As of December 31, 2006, Japan's cumulative contribution to the JSF since its inception in 1988 amounted to JPY107.6 billion (about $928.7 million equivalent) comprising regular contributions of JPY89.5 billion ($777.9 million equivalent) and supplementary contributions of JPY18.1 billion ($150.8 million equivalent). In 2006, ADB approved 64 technical assistance projects for the JSF totaling $56.6 million, including those approved but not yet effective. The uncommitted balance including approved technical assistance not yet effective as of December 31, 2006 was $103.1 million.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The costs for operating the ADB Institute are met from the ADB Institute Special Fund (ADBISF), which is administered by ADB in accordance with the Statute of the ADB Institute. The resources of ADBISF include voluntary contributions, donations, and grants from members, non-government organizations, and foundations.

As of December 31, 2006, cumulative commitments amounted to JPY14.4 billion (about $121.4 million equivalent) excluding translation adjustments. Of the total contributions received, $104.2 million had been used by the end of the year, mainly for research and capacity-building activities including organizing symposia, forums, and training; preparing research reports, publications, and websites; and for associated administrative expenses. The balance of net current assets excluding property, furniture, and equipment available for future projects and programs was about $17.1 million.

Asian Tsunami Fund

In response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami in December 2004, ADB established in February 2005 a specialized fund, the Asian Tsunami Fund (ATF), with an initial amount of $600 million of grant resources drawn from its ordinary capital resources. The ATF provided ADB with a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. It is ADB's first facility to channel funds targeted specifically at regional disaster relief and reconstruction. In addition to the initial $600 million contribution made by ADB to the ATF, the Government of Australia contributed $3.8 million equivalent and the Government of Luxembourg contributed $1.0 million equivalent. By July 2005, approximately $572 million had been fully committed from the ATF for tsunami related activities, including (i) four investment projects in India, Indonesia, the Maldives and Sri Lanka; (ii) a contribution to the Multi-Donor Trust Fund in Indonesia; and (iii) three technical assistance projects in Thailand.

Following the earthquakes in Pakistan in October 2005 and Yogyakarta, Indonesia in May 2006, a total of $50 million from the cumulative resources of the ATF was transferred back to ADB's ordinary capital resources for subsequent allocation to these two countries.

In October 2006, supplementary grant financing of $1.0 million was approved for an investment project in Indonesia.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake in October 2005. The PEF is to serve as a dedicated fund to deliver emergency grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities. ADB contributed $80 million to the PEF. In addition, Australia, Finland, and Norway committed $15.0 million, $12.3 million, and $5.0 million, respectively.

Norway's contribution of $5.0 million was part of the debt-for-development swap between Norway and Pakistan, which involves the conversion of the latter's outstanding loan repayment obligations of up to $20.0 million equivalent into Norway's contributions to the Pakistan Earthquake Fund. This will be undertaken in four equal installments of $5.0 million in 2006-2008.

In 2006, one grant amounting to $107.5 million became effective. The uncommitted resources of the PEF at year-end amounted to $6.0 million.

Trust Funds Managed by ADB:

Japan Scholarship Program

The Japan Scholarship Program (JSP), funded by the Government of Japan, was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate

studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region. Currently, 20 institutions in 10 countries participate.

Between 1988 and 2006, Japan contributed $84.5 million. A total of 2,104 scholarships have been awarded to recipients from 35 members. Recently, an average of about 150 scholarships has been awarded each year. Of the total, 1,739 have already completed their courses. Women have received 686 scholarships.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction was established in May 2000 as a trust fund to support ADB-financed projects with poverty reduction and related social development activities on a grant basis in line with ADB's poverty reduction strategy. Since 2000, Japan has contributed $360.4 million in total. To date, $244.3 million for 98 projects have been approved, of which 18 projects valued at $69.9 million were approved in 2006.

Japan Fund for Information and Communication Technology

The Japan Fund for Information and Communication Technology (JFICT) was established in July 2001 to harness the potential of information and communication technology and bridge the digital divide in the region to help reduce poverty. The JFICT had an initial contribution of JPY1.3 billion (about $10.7 million) for a three-year period. While JFICT has been fully committed, most of the projects are still under implementation. Two projects totaling $0.97 million were approved in 2006, bringing total commitments to $10.4 million.

Japan Fund for Public Policy Training

The Japan Fund for Public Policy Training was established in March 2004 as a trust fund to enhance the developing member countries' capacity building for public policy management focusing on regional economies in transition. Japan has contributed about $22 million in total, out of which $2.4 million has been spent on program support.

Grant Cofinancing Activities

Official grant cofinancing plays a vital role in ADB operations, particularly in view of the continuing constraints on TASF and ADF resources. These grant funds support technical assistance and finance mostly soft components of loan projects. Most grants are provided by bilateral donors under channel financing arrangements. ADB acts as administrator of the funds and applies its own guidelines and procedures in recruiting consultants, making disbursements, and supervising projects.

Efforts continued to mobilize grant funds not only from official sources but also from private sector entities. Funds mobilized from private sector entities mostly cofinanced regional technical assistance projects in the environment sector.

Channel Financing Arrangements

Under a channel financing arrangement (CFA), the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund to be administered by ADB, but the fund does not become part of ADB's own resources. The donor indicates its preferred sectors and recipient countries. ADB regularly provides a list and description of proposed technical assistance projects that satisfy the donor's preferences, and both agree on the specific activities to be financed. ADB is responsible for project preparation, processing, and administration. CFAs may be replenished with additional funds at the donor's discretion.

The primary advantage of CFAs is that funding for several individual technical assistance projects may be provided under a single agreement. Accordingly, they minimize the need for detailed negotiations on a case-by-case basis and foster administrative efficiency. The first CFA was negotiated in 1980. Since then, ADB has entered into CFAs with the following bilateral development partners: Australia, Belgium, Canada, Denmark, Finland, France, Italy, the Netherlands, New Zealand, Norway, the People's Republic of China, Spain, Sweden, Switzerland, and the United Kingdom. In 2006, ADB entered into its first CFAs with Ireland, Korea, and Luxembourg, while a second CFA was entered into with Australia for the ADB-Australia Development Partnership for South Asia where Australia provided a contribution of $8.5 million. ADB also entered into another CFA with Denmark for the Second Danish Cooperation Fund for Renewable Energy and Efficiency in Rural Areas.

In addition to the traditional type of CFA, which may be used for several sectors, thematic CFAs with bilateral agencies have increased sharply in recent years in such areas as renewable energy, climate change, poverty reduction, governance, water, gender and development, and poverty and environment. Several thematic CFAs have been packaged as umbrella facilities to allow more than one donor to contribute. Continued efforts have been made to mobilize grant funds not only from official sources but also from private sector entities. In 2006, ADB established the E-Asia and Knowledge Partnership Fund (with Korea's initial contribution of $20 million); Financial Sector Development Partnership Fund (with Luxembourg's initial contribution of $1.8 million); Second Danish Cooperation Fund for Renewable Energy and Efficiency in Rural Areas (with Denmark's contribution of about $3.6 million). In addition there were replenishments made to various existing funds: Ireland (in the same year) provided $1.0 million each for the existing Governance and Gender and Development Cooperation Funds; Norway provided $4.0 million of additional contributions to the Gender and Development Cooperation Fund and another $2.4 million to the Poverty and Environment Fund; the Netherlands provided an additional $1.0 million to the Cooperation Fund for the Water Sector; and Canada provided about $201,000 for its Trust Fund for Climate Change.

New Cofinancing Facilities/Arrangements

New arrangements and development facilities are being explored to expand the scope of partnership between ADB and its financial partners. In 2006, ADB approved an innovative Water Financing Partnership Facility, aiming to raise $100 million by 2008 in support of its water financing program. Resources from the facility may be provided for water projects through grants, concessional loans, guarantees, or other forms of assistance under framework agreements.

The Asia Pacific Carbon Fund, which was established in 2006, will be managed by ADB to acquire future flows of certified emission reduction (CER) credits on behalf of participants, in return for upfront cofinancing payments. So far, Spain has remitted $30 million to this Fund. Contributions under this Fund are expected to be covered by Instruments of Contributions.

Another cofinancing collaboration arrangement was established in 2006 with the Cities Alliance (CA). CA will approve grants on the basis of funding applications by ADB. Under the Memorandum of Understanding concluded with the International Bank for Reconstruction and Development and the International Development Association, as administrator for the Cities Alliance coalition, projects to be funded by grants from CA may be processed and administered following the standard ADB procedures.

In 2006, ADB signed a Framework Agreement on Operational Arrangement with Sweden to simplify the negotiation and finalization of cofinancing documentation and requirements.

GOVERNANCE

The Board has the following standing committees for audit, budget review, compliance review, and development effectiveness. In 2006, an Ethics Committee was created.

Audit Committee

The Audit Committee is a committee of the Board of Directors established pursuant to Section 12 of the By-laws of ADB. Its function is to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The committee consists of not more than six members of the Board. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The committee shall assess in its annual report the committee's work and evaluate its performance annually relative to the committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. It consists of not more than six Board members, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and reports them to the Board. It also considers any other aspects of the administrative budget as the President may request and reports them to the Board.

Compliance Review Committee

The Compliance Review Committee was set up under the Accountability Mechanism. The committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by ADB's Board of Directors before the panel finalizes them.

Development Effectiveness Committee

The Development Effectiveness Committee was created to assist the Board of Directors to carry out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The committee consists of not more than six members of the Board of Directors. The President appoints the members of the committee, in consultation with ADB's Board of Directors, and designates one of them as the Chairperson of the committee.

The committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the committee carries out on behalf of ADB's Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to ADB's Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and

effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to ADB's Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the semiannual report on loan and technical assistance portfolio performance.

Ethics Committee

ADB's Board of Directors established the Ethics Committee to address matters of ethics that may arise under the new Code of Conduct adopted by ADB's Board of Directors in September 2006. The code provisions apply to all Board members (executive directors, alternate executive directors, and temporary alternate directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The committee is responsible for advising executive directors, alternate executive directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The committee also considers any allegations of misconduct against executive directors, alternate executive directors, or the President that relate to the performance of their duties. It recommends appropriate action to ADB's Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice Presidents. Each Vice President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 9, 2007:

Executive Directors	Alternate Executive Directors	Members Represented[1]
Emile Gauvreau	Pasi Hellman	Canada; Denmark; Finland; Ireland; the Netherlands; Norway; Sweden
Agus Haryanto	Richard Stanley	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Sibtain Fazal Halim	Marita Magpili-Jimenez	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Md. Saad Hashim	Siew Juan Aw	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
Chol-Hwi Lee	Tsuen-Hua Shih	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Masaki Omura	Atsushi Mizuno	Japan
Patrick Pillon	Joao Simoes de Almeida	Belgium; France; Italy; Portugal; Spain; Switzerland
Ashok Saikia	Nima Wangdi	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan; Turkmenistan
Phil Bowen	Richard Moore	Australia; Azerbaijan; Cambodia; Federated States of Micronesia; Hong Kong, China; Kiribati; Nauru; Palau; Solomon Islands; Tuvalu
David Taylor	Sebastian Paust	Austria; Germany; Luxembourg; Turkey; United Kingdom
Vacant	Paul W. Curry	United States
Xiaosong Zheng	Fangyu Liu	People's Republic of China

[1] Armenia is not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice President (Operations 1)	Liqun Jin
Vice President (Operations 2)	C. Lawrence Greenwood, Jr.
Vice President (Knowledge Management and Sustainable Development)	Ursula Schäfer-Preuss
Vice President (Finance and Administration)	Bindu N. Lohani
Managing Director General	Rajat M. Nag
The Secretary	Jeremy H. Hovland
General Counsel	Arthur M. Mitchell
Director General, East Asia Department	H. Satish Rao
Director General, South Asia Department	Kunio Senga
Director General, Central and West Asia Department	Juan Miranda
Director General, Southeast Asia Department	Arjun Thapan
Director General, Pacific Department	Philip C. Erquiaga
Director General, Private Sector Operations Department	Robert Bestani
Director General, Regional and Sustainable Development Department	Vacant
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Operations Evaluation Department	Bruce Murray
Director General, Budget, Personnel and Management Systems Department	Kensaku Munenaga
Director General, Department of External Relations	Vacant
Chief Economist, Economics and Research Department	Ifzal Ali
Principal Director, Office of Cofinancing Operations	Werner E. Liepach
Principal Director, Central Operations Services Office	Philip Daltrop
Principal Director, Office of Administrative Services	Amarjit Singh Wasan
Principal Director, Office of Information Systems and Technology	Robert L.T. Dawson
Treasurer	Mikio Kashiwagi
Controller	Hong-Sang Jung
Auditor General	Peter Egens Pedersen
Head, Risk Management Unit	Yongsuhn Shin

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

These Financial Statements were noted by ADB's Board of Directors on April 3, 2007. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual General Meeting in Kyoto, Japan to be held on May 4 to 7, 2007.

PRICEWATERHOUSECOOPERS

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, the financial position of the Asian Development Bank—Ordinary Capital Resources at 31 December 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at 31 December 2006 and 2005, and of statement of subscriptions to capital stock and voting power as at 31 December 2006 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
7 March 2007

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2006
Expressed in Thousands of

ASSETS

	2006		2005	
DUE FROM BANKS (Notes B and C)		$ 205,418		$ 81,662
INVESTMENTS (Notes B, C, D, and L)				
Government and government-guaranteed obligations	$ 2,994,321		$ 4,034,905	
Time deposits	6,137,931		3,707,813	
Other securities	3,632,180	12,764,432	3,370,039	11,112,757
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note B)		1,922,901		2,770,965
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note B)		432,963		1,118,748
LOANS OUTSTANDING (Appendix V) (Notes A, B, E, and Q) (Including FAS 133 adjustment of $643 - 2006 and $757 - 2005, unamortized loan origination costs of $14,015 - 2006 and unamortized front end fees of $11,077 - 2005)				
Sovereign	25,326,875		22,923,271	
Non-sovereign	878,870		634,982	
	26,205,745		23,558,253	
Less - provision for loan losses	28,339	26,177,406	79,464	23,478,789
EQUITY INVESTMENTS (Notes A, B, and G)		655,819		404,975
ACCRUED REVENUE				
On investments	126,708		99,334	
On loans	267,652	394,360	239,528	338,862
RECEIVABLE FROM MEMBERS (Note K)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	173,667		172,966	
Subscription installments	–	173,667	38	173,004
RECEIVABLE FROM SWAPS (Notes B, H, and Q)				
Borrowings	12,986,831		9,733,074	
Others	655,151	13,641,982	1,582,337	11,315,411
OTHER ASSETS				
Property, furniture, and equipment (Notes B and I)	158,699		163,586	
Investment-related receivables	188,335		244,718	
Unamortized issuance cost of borrowings	43,747		39,257	
Miscellaneous (Note N)	90,089	480,870	128,651	576,212
TOTAL		**$ 56,849,818**		**$ 51,371,385**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
SHEET
and 2005
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES	2006		2005	
BORROWINGS (Appendix VI) (Notes B and J)				
(Including FAS 133 adjustment of $2,519 - 2005)				
At amortized cost	$ 25,495,393		$ 24,398,499	
At fair value	2,112,378	$ 27,607,771	-	$ 24,398,499
ACCRUED INTEREST ON BORROWINGS		303,061		262,138
PAYABLE FOR SWAPS (Notes B, H, J, and Q)				
Borrowings	$ 12,502,403		$ 9,354,776	
Others	655,461	13,157,864	1,586,604	10,941,380
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note B)		1,954,409		2,795,081
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	270,550		345,535	
Undisbursed technical assistance commitments (Note M)	4,727		9,731	
Accrued pension and postretirement medical benefit costs (Note O)	288,517		195,124	
Miscellaneous (Notes B, F, I, and N)	120,020	683,814	126,757	677,147
TOTAL LIABILITIES		43,706,919		39,074,245
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and K)				
Authorized and subscribed (SDR35,342,300,000 - 2006, SDR35,097,280,000 - 2005)	53,168,956		50,163,489	
Less-"callable" shares subscribed	49,429,394		46,635,308	
"Paid-in" shares subscribed	3,739,562		3,528,181	
Less-subscription installments not due	15,138		10,980	
Subscription installments matured	3,724,424		3,517,201	
Less-capital transferred to the Asian Development Fund	71,624		68,047	
	3,652,800		3,449,154	
Net notional amounts required to maintain value of currency holdings (Notes B and K)	(672,899)		(586,105)	
Ordinary reserve (Note L)	8,993,737		8,957,392	
Special reserve (Note L)	197,799		193,629	
Loan loss reserve (Note L)	130,100		167,000	
Surplus (Note L)	330,117		117	
Cumulative revaluation adjustments account (Note L)	27,519		234,833	
Net income after appropriation (Appendix II) (Note L)	565,886		105,202	
Accumulated other comprehensive income (Appendix IV) (Notes B and L)	(82,160)	13,142,899	(224,082)	12,297,140
TOTAL		**$ 56,849,818**		**$ 51,371,385**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006			2005		
REVENUE (Note M)						
From loans (Notes B and E)						
Interest	$ 1,148,306			$ 967,387		
Commitment charge	52,709			50,898		
Other	9,056	$ 1,210,071		18,044	$ 1,036,329	
From investments (Notes B and D)						
Interest		564,495			377,379	
From guarantees (Notes B and F)		4,169			4,090	
From other sources-net (Notes E and R)		60,204			14,620	
TOTAL REVENUE			$ 1,838,939			$ 1,432,418
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		1,116,326			893,218	
Administrative expenses (Note M)		127,669			135,689	
Technical assistance to member countries		(1,220)			(3,446)	
Provision for losses (Notes B and E)		(32,515)			(3,477)	
Other expenses		3,767			4,248	
TOTAL EXPENSES			1,214,027			1,026,232
NET REALIZED GAINS (LOSSES)						
From investments (Note M)		8,612			(2,097)	
From equity investments		63,476			17,736	
From borrowings		8,888			1,023	
Others		(362)			306	
NET REALIZED GAINS			80,614			16,968
NET UNREALIZED LOSSES (Note M)			(135,471)			(309,243)
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			570,055			113,911
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note G)			–			(4,619)
NET INCOME			$ 570,055			$ 109,292

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 1,035,357	$ 918,237
Interest on investments received	538,145	378,032
Interest received for securities under resale arrangement	13,118	4,898
Interest and other financial expenses paid	(971,038)	(768,295)
Administrative expenses paid	(66,237)	(80,164)
Technical assistance disbursed	(3,427)	(6,962)
Others-net	26,136	7,714
Net Cash Provided by Operating Activities	572,054	453,460
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	3,082,284	11,265,412
Maturities of investments	124,323,543	91,142,586
Purchases of investments	(128,860,072)	(103,542,060)
Net receipts from securities purchased under resale arrangement	696,945	107,904
Principal collected on loans	1,735,521	3,491,031
Loans disbursed	(4,299,176)	(3,401,301)
Net currency and interest rate swaps	(55,969)	4
Property, furniture, and equipment acquired	(8,365)	(11,473)
Purchases of equity investments	(129,836)	(131,757)
Sales of equity investments	134,704	82,798
Net Cash Used in Investing Activities	(3,380,421)	(996,856)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	6,995,869	4,681,615
Borrowings redeemed	(4,155,679)	(3,580,596)
Matured capital subscriptions collected[1]	16,338	3,190
Borrowing issuance expenses paid	(19,773)	(6,286)
Demand obligations of members encashed	9,881	36,442
Net currency and interest rate swaps	140,715	127,655
Resources transferred to ADF	(40,000)	(40,000)
Resources transferred to TASF	(20,000)	(32,000)
Resources transferred from (to) ATF	10,000	(560,000)
Resources transferred to PEF	–	(80,000)
Net Cash Provided by Financing Activities	2,937,351	550,020
Effect of Exchange Rate Changes on Due from Banks	(5,228)	(1,367)
Net Increase in Due from Banks	123,756	5,257
Due from Banks at Beginning of Year	81,662	76,405
Due from Banks at End of Year	$ 205,418	$ 81,662
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 570,055	$ 109,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	75,471	98,633
Provision for losses written back	(32,515)	(7,212)
Net realized gain from investments and other borrowings	(80,977)	(11,821)
Proportionate share of earnings on equity investments	(32,338)	(951)
Net unrealized losses	135,471	309,243
Change in accrued revenue from loans, investments and other swaps	(193,627)	(136,808)
Change in receivable from ADF - allocation of administrative expenses	6,095	(7,070)
Change in accrued interest on borrowings and swaps, and other expenses	204,060	106,956
Change in undisbursed technical assistance commitments	(5,004)	(11,075)
Change in pension and postretirement benefit liability	(76,620)	5,495
Others-net	1,983	(1,222)
Net Cash Provided by Operating Activities	$ 572,054	$ 453,460

1 Supplementary disclosure of noncash financing activities: Nonnegotiable, noninterest-bearing demand promissory notes amounting to $2,731 ($4,225- 2005) were received from members.

ASIAN DEVELOPMENT BANK—
STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– January 1, 2005	$ 3,725,823	$ (642,944)	$ 8,865,414	$ 189,539	$ 218,800	$ 312,117	$ 193,870	$ 427,080	$ (22,922)	$ 13,266,777
Comprehensive income for the year 2005 (Note L)								109,292	(201,160)	(91,868)
Appropriation of guarantee fees to Special Reserve (Note L)				4,090				(4,090)		-
Change in SDR value of paid-in shares subscribed	(289,693)									(289,693)
Change in subscription installments not due	(1,572)									(1,572)
Additional paid-in shares subscribed during the year	8,951									8,951
Change in SDR value of capital transferred to Asian Development Fund	5,645									5,645
Change in notional maintenance of value		56,839								56,839
Allocation of 2004 net income to ordinary reserve, surplus and cumulative revaluation account and transfer from loan loss reserve (Note L)			37,917		(51,800)	40,000	40,963	(67,080)		-
Allocation of 2004 net income to ATF, TASF and ADF (Note L)								(360,000)		(360,000)
Allocation of Surplus to ATF and PEF (Note L)						(352,000)				(352,000)
Credit to ordinary reserve for change in SDR value of capital stock (Note L)			54,061							54,061
Balance– December 31, 2005	$ 3,449,154	$ (586,105)	$ 8,957,392	$ 193,629	$ 167,000	$ 117	$ 234,833	$ 105,202	$ (224,082)	$ 12,297,140

ORDINARY CAPITAL RESOURCES
IN CAPITAL AND RESERVES
December 31, 2006 and 2005
United States Dollars (Notes B and K)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– December 31, 2005	$ 3,449,154	$ (586,105)	$ 8,957,392	$ 193,629	$ 167,000	$ 117	$ 234,833	$ 105,202	$ (224,082)	$ 12,297,140
Cumulative effect of FAS 155 adjustments			(2,967)				101,430		20,108	118,571
Comprehensive income for the year 2006 (Note L)								570,055	121,814	691,869
Appropriation of guarantee fees to Special Reserve (Note L)				4,169				(4,169)		-
Change in SDR value of paid-in shares subscribed	189,309									189,309
Change in subscription installments not due	(2,871)									(2,871)
Additional paid-in shares subscribed during the year	20,785									20,785
Change in SDR value of capital transferred to Asian Development Fund	(3,577)									(3,577)
Change in notional maintenance of value (Note K)		(86,794)								(86,794)
Allocation of 2005 net income to ordinary reserve and surplus and transfer from cumulative revaluation account and loan loss reserve (Note L)			70,845		(36,900)	320,000	(308,743)	(45,202)		-
Allocation of 2005 net income to ADF and TASF (Note L)								(60,000)		(60,000)
Transfer of unutilized contributions from ATF to Surplus (Note L)						10,000				10,000
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			(31,533)							(31,533)
Balance- December 31, 2006	$ 3,652,800	$ (672,899)	$ 8,993,737	$ 197,799	$ 130,100	$ 330,117	$ 27,519	$ 565,886	$ (82,160)	$ 13,142,899

Note: Figures may not add due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2006 and 2005

Expressed in Thousands of United States Dollar (Note B)

	FAS 133 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/ Postretirement Liability Adjustment-FAS 158		Accumulated Other Comprehensive Income	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Balance, January 1	$ (2,566)	$ (6,442)	$ (246,682)	$ (20,326)	$ 30,097	$ 14,272	$ (4,931)	$ (10,426)	$(224,082)	$ (22,922)
Cumulative effect of FAS 155 adjustments	–	–	20,108	–	–	–	–	–	20,108	–
Adjusted balance, January 1	(2,566)	(6,442)	(226,574)	(20,326)	30,097	14,272	(4,931)	(10,426)	(203,974)	(22,922)
Amortization	1,412	3,876	–	–	–	–	–	–	1,412	3,876
Other comprehensive income for the year	–	–	26,535	(226,356)	170,487	15,825	(76,620)	5,495	120,402	(205,036)
Balance, December 31	$ (1,154)	$ (2,566)	$ (200,039)	$ (246,682)	$ 200,584	$ 30,097	$ (81,551)	$ (4,931)	$ (82,160)	$ (224,082)

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2006
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Afghanistan	$ 48,461	$ 21,539	$ –	$ 70,000	0.16
Azerbaijan	4,030	58,970	6,000	69,000	0.16
Bangladesh	360,579	544,831	–	905,410	2.11
China, People's Rep. of	6,341,338	3,783 ,608	1,730,000	11,854,946	27.61
Fiji Islands	78,440	72,028	–	150,468	0.35
India	3,611,756	3,578,656	1,553,708	8,744,120	20.35
Indonesia	8,748,836	1,112,435	75,000	9,936,271	23.13
Kazakhstan	196,280	38,343	–	234,623	0.55
Korea, Rep. of	121,119	–	–	121,119	0.28
Lao People's Dem. Rep.	39,823	30,177	–	70,000	0.16
Malaysia	259,215	–	–	259,215	0.60
Marshall Islands	3,816	–	–	3,816	0.01
Micronesia, Fed. States of	5	4,795	–	4,800	0.01
Mongolia	4,500	–	–	4,500	0.01
Nauru	2,300	–	–	2,300	0.01
Nepal	27,975	–	–	27,975	0.07
Pakistan	2,260,667	1,659,090	883,684	4,803,441	11.18
Papua New Guinea	140,775	92,526	–	233,301	0.54
Philippines	3,094,419	410,715	–	3,505,134	8.16
Sri Lanka	225,467	126,925	163,500	515,892	1.20
Thailand	100,587	3,000	–	103,587	0.24
Uzbekistan	376,313	275,348	32,600	684,261	1.59
Viet Nam	139,529	471,185	–	610,714	1.42
	26,186, 230	12,284,171	4,444,492	42,914,893	99.90
Regional	5,500	20,000	19,500	45,000	0.10
TOTAL - December 31, 2006	26,191,730	12,304,171	4,463,992	42,959,893	100.00
Provision for loan losses	(28,339)	–	–	(28,339)	
Unamortized loan origination cost - net	14,015	–	–	14,015	
NET BALANCE - December 31, 2006	**$ 26,177,406**	**$ 12,304,171**	**$ 4,463,992**	**$ 42,945,569**	
Made up of :					
Sovereign Loans	$ 25,320,759	$ 11,915,734	$ 4,073,684	$ 41,310,177	
Non-sovereign Loans:					
Private Sector	855,647	314,437	315,308	1,485,392	
Public Sector	1,000	74,000	75,000	150,000	
Net balance - December 31, 2006	$ 26,177,406	$ 12,304,171	$ 4,463,992	$ 42,945,569	
TOTAL - December 31, 2005	$ 23,569,330	$ 11,025,463	$ 4,476,370	$ 39,071,163	
Provision for loan losses	(79,464)	–	–	(79,464)	
Unamortized front-end fee - net	(11,077)	–	–	(11,077)	
NET BALANCE - December 31, 2005	**$ 23,478,789**	**$ 11,025,463**	**$ 4,476,370**	**$ 38,980,622**	
Made up of :					
Sovereign Loans	$ 22,920,971	$ 10,934,499	$ 3,788,345	$ 37,643,815	
Non-sovereign Loans:					
Private Sector	557,818	90,964	688,025	1,336,807	
Public Sector	–	–	–	–	
Net balance - December 31, 2005	$ 23,478,789	$ 11,025,463	$ 4,476,370	$ 38,980,622	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $49,647 ($200,030 - 2005), on pool-based loans totaled $11,589,503 ($12,828,090 - 2005) and on LIBOR-based loans and market-based loans totaled $14,552,580 ($10,541,209 - 2005). The average yield on loans was 4.98% (4.35% - 2005).

2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $237,230 ($205,674 - 2005).

3 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $20,000.

The accompanying notes are an integral part of these financial statements (OCR-8)

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2005
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2007	$ 1,434,352	2016	$ 11,465,242
2008	1,623,191	2021	9,129,695
2009	1,837,022	2026	5,897,516
2010	2,098,336	2031	2,712,912
2011	2,233,905	2037	63,730
		Total	**$ 38,495,901[3]**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2006	2005
Euro	$ 2,475	$ 2,436
Japanese yen	4,481,354	4,961,336
Indian rupee	87,042	75,977
Philippine peso	35,844	34,856
Swiss franc	4,153	23,262
United States dollar	21,580,862	18,471,463
Total	**$ 26,191,730**	**$ 23,569,330**

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2006
Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]	
	2006	2005	2006	2005
Australian dollar	$ 3,582,906	$ 1,781,100	$ (3,462,298)	$ (1,765,589)
Canadian dollar	749,339	516,840	(758,086)	(527,379)
Chinese yuan	128,121	123,913	(207)	–
Euro	1,041,315	1,300,396	(1,061,792)	(1,382,359)
Hong Kong dollar	295,713	167,632	(295,850)	(164,330)
Indian rupee	112,969	111,123	18,384	7,160
Japanese yen	3,370,259	3,779,260	3,251,006 (1,895,947)	2,894,589 (1,721,168)
Malaysian ringgit	255,102	105,834	(258,811)	(105,675)
Mexican peso	157,135		(157,708)	
New Taiwan dollar	144,056	213,242	(144,056)	(204,263)
New Zealand dollar	750,304	319,153	(754,639)	(308,832)
Philippine peso	36,723	31,168	(5,966)	(129)
Pound sterling	241,923[5]	316,125	(1,982)	3,548
Singapore dollar	325,119	120,301	(325,726)	(117,923)
South African rand	799,400	677,131	(757,546)	(662,065)
Swiss franc	333,137	525,343		(234,229)
Thai baht	296,192	97,501	(296,803)	(91,116)
Turkish lira	163,292		(161,084)	
United States dollar	14,817,561[6]	14,267,934	9,233,012 (2,648,329)	6,449,479 (2,448,017)
Subtotal	27,600,566	24,453,996	(484,428)	(378,298)
Unamortized discounts/ premiums and transition adjustments	7,205	99,680		
Embedded derivatives		(155,177)		
FAS 133 Adjustments				
Total	$27,607,771	$24,398,499		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[7]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2007	$ 6,556,015	2016	7,092,897
2008	3,127,711	2021	1,061,523
2009	4,028,209	2026	257,104
2010	1,976,918	2031	1,758,861
2011	1,591,479	over 2032	149,849
		Total	$27,600,566

1 Includes zero coupon and deep discount borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2006	Aggregate Face Amount 2005	Discounted Value 2006	Discounted Value 2005
Australian dollar	$ 1,040,886	$ 966,174	$ 802,084	$ 730,752
Canadian dollar	686,165	689,388	534,913	516,840
Philippine peso	51,010	47,143	36,722	31,168
South African rand	14,273	15,760	11,523	12,056
Swiss franc	401,149	371,891	251,636	221,632
Turkish lira	69,148		57,453	
United States dollar	1,804,588	1,772,903	1,154,161	1,084,934

2 Include currency and interest rate swaps. At December 31, 2006, the remaining maturity of swap agreements ranged from less than one year to 30 years. Approximately 75.89% of the swap receivables and 76.70% of the payables are due before January 1, 2012.

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2005
United States Dollars (Note B)

	Net Currency Obligation[3]		Weighted Average
	2006	2005	Cost (%) After Swaps[4]
	$120,608	$15,511	(15.99)
	(8,747)	(10,539)	4.32
	127,914	123,913	2.47
	(20,477)	(81,963)	4.75
	(137)	3,302	0.00
	131,353	118,283	6.28
	4,725,318	4,952,681	0.79
	(3,709)	159	3.74
	(573)	-	0.40
	–	8,979	(87.82)
	(4,335)	10,321	0.55
	30,757	31,039	6.58
	239,941	319,673	9.94
	(607)	2,378	0.93
	41,854	15,066	(0.67)
	333,137	291,114	5.39
	(611)	6,385	0.49
	2,208	–	1.14
	21,402,244	18,269,396	5.17
	27,116,138	24,075,698	4.28
			0.53
			4.81

INTEREST RATE SWAP ARRANGEMENTS

	Notional	Average Rate (%)			Maturing
	Amount	Receive	Pay Fixed	Pay Floating[8]	Through[9]
Receive Fixed Swaps:					
Australian dollar[10]	$ 41,994	2.64		0.12	2027-2032
Chinese Yuan	128,121	3.34		2.91	2015
Euro[11]	83,988	4.40	3.62		2010
Indian rupee	112,969	5.40		7.22	2014
Philippine peso	33,314			6.72	2010
United States dollar	8,807,967	3.03		4.23	2007-2018
United States dollar[12]	41,994	2.14		0.10	2016-2027
Receive Floating Swaps:					
Japanese yen	563,138	0.51	0.62	0.09	2009-2032
Total	$ 9,813,485				

4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus, the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Consists of long-term borrowings of $192,951 and short-term borrowings of $48 ,972.
6 Consists of long-term borrowings of $14,687,561 and short-term borrowings of $130,000.
7 Bonds with put and call options were considered maturing on the first put or call date.
8 Represent average current floating rates, net of spread.
9 Swaps with early termination date were considered maturing on the first termination date.
10 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
11 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
12 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2006

Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 17,978	$ 12,231	$ 5,747	14,582	0.330
Armenia	10,557	0.299	158,820	147,657	11,163	23,944	0.542
Australia	204,740	5.793	3,080,109	2,864,408	215,701	218,127	4.937
Azerbaijan	15,736	0.445	236,732	220,079	16,654	29,123	0.659
Bangladesh	36,128	1.022	543,510	505,448	38,061	49,515	1.121
Bhutan	220	0.006	3,310	2,964	346	13,607	0.308
Brunei Darussalam	12,462	0.353	187,478	174,300	13,179	25,849	0.585
Cambodia	1,750	0.050	26,327	21,844	4,483	15,137	0.343
China, People's Rep. of	228,000	6.451	3,430,032	3,189,764	240,268	241,387	5.464
Cook Islands	94	0.003	1,414	1,324	90	13,481	0.305
Fiji Islands	2,406	0.068	36,196	33,653	2,542	15,793	0.357
Hong Kong, China	19,270	0.545	289,898	269,588	20,309	32,657	0.739
India	224,010	6.338	3,370,006	3,134,011	235,995	237,397	5.374
Indonesia	192,700	5.452	2,898,979	2,695,975	203,004	206,087	4.665
Japan	552,210	15.625	8,307,447	7,725,666	581,782	565,597	12.803
Kazakhstan	28,536	0.807	429,296	399,223	30,073	41,923	0.949
Kiribati	142	0.004	2,136	1,986	150	13,529	0.306
Korea, Rep. of	178,246	5.043	2,681,533	2,493,769	187,764	191,633	4.338
Kyrgyz Republic	10,582	0.299	159,196	148,048	11,148	23,969	0.543
Lao PDR	492	0.014	7,402	6,604	797	13,879	0.314
Malaysia	96,350	2.726	1,449,489	1,347,972	101,517	109,737	2.484
Maldives	142	0.004	2,136	1,986	150	13,529	0.306
Marshall Islands	94	0.003	1,414	1,324	90	13,481	0.305
Micronesia, Fed. States of	142	0.004	2,136	1,986	150	13,529	0.306
Mongolia	532	0.015	8,003	7,447	557	13,919	0.315
Myanmar	19,270	0.545	289,898	269,588	20,309	32,657	0.739
Nauru	142	0.004	2,136	1,986	150	13,529	0.306
Nepal	5,202	0.147	78,259	72,768	5,491	18,589	0.421
New Zealand	54,340	1.538	817,491	760,249	57,242	67,727	1.533
Pakistan	77,080	2.181	1,159,592	1,078,384	81,208	90,467	2.048
Palau	114	0.003	1,715	1,595	120	13,501	0.306
Papua New Guinea	3,320	0.094	49,946	46,471	3,475	16,707	0.378
Philippines	84,304	2.385	1,268,269	1,179,465	88,805	97,691	2.211
Samoa	116	0.003	1,745	1,565	181	13,503	0.306
Singapore	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Solomon Islands	236	0.007	3,550	3,310	241	13,623	0.308
Sri Lanka	20,520	0.581	308,703	287,085	21,618	33,907	0.768
Taipei,China	38,540	1.090	579,796	539,207	40,589	51,927	1.175
Tajikistan	10,134	0.287	152,456	141,730	10,726	23,521	0.532
Thailand	48,174	1.363	724,730	673,971	50,758	61,561	1.393
Timor-Leste	350	0.010	5,265	4,889	376	13,737	0.311
Tonga	142	0.004	2,136	1,986	150	13,529	0.306
Turkmenistan	8,958	0.253	134,764	125,286	9,478	22,345	0.506
Tuvalu	50	0.001	752	692	60	13,437	0.304
Uzbekistan	23,834	0.674	358,559	333,450	25,108	37,221	0.843
Vanuatu	236	0.007	3,550	3,310	241	13,623	0.308
Viet Nam	12,076	0.342	181,671	160,835	20,836	25,463	0.576
Total Regional	**2,235,914**	**63.265**	**33,637,090**	**31,265,524**	**2,371,566**	**2,865,103**	**64.854**
NONREGIONAL							
Austria	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Belgium	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Canada	185,086	5.237	2,784,434	2,589,449	194,985	198,473	4.493
Denmark	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Finland	12,040	0.341	181,130	168,448	12,682	25,427	0.576
France	82,356	2.330	1,238,964	1,152,190	86,774	95,743	2.167
Germany	153,068	4.331	2,302,755	2,141,483	161,272	166,455	3.768
Ireland	12,040	0.341	181,130	168,387	12,742	25,427	0.576
Italy	63,950	1.809	962,064	894,682	67,382	77,337	1.751
Luxembourg	12,040	0.341	181,130	168,387	12,742	25,427	0.576
The Netherlands	36,294	1.027	546,007	507,780	38,227	49,681	1.125
Norway	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Portugal	12,040	0.341	181,130	168,387	12,742	25,427	0.576
Spain	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Sweden	12,040	0.341	181,130	168,448	12,682	25,427	0.576
Switzerland	20,650	0.584	310,659	288,890	21,769	34,037	0.770
Turkey	12,040	0.341	181,130	168,448	12,682	25,427	0.576
United Kingdom	72,262	2.045	1,087,110	1,010,987	76,123	85,649	1.939
United States	552,210	15.625	8,307,447	7,725,666	581,782	565,597	12.803
Total Nonregional	**1,298,316**	**36.735**	**19,531,866**	**18,163,870**	**1,367,996**	**1,552,669**	**35.146**
TOTALS	**3,534,230**	**100.000**	**$ 53,168,956**	**$ 49,429,394**	**$ 3,739,562**	**4,417,772**	**100.000**

Note: Figures may not add due to rounding.

See notes to financial statements (Appendix VIII)

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2006, the total of such loans, equity investments, and guarantees aggregated approximately 71.1% (68.3% - 2005) of the total subscribed capital, reserves, and surplus, as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2006, such equity investments represented approximately 7.7% (5.6% at December 31, 2005) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies as these are the currencies of the primary economic environment in which ADB generates and expends cash. The reporting currency is the United States dollar (USD), and the financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

Effective January 1, 2006, ADB adopted the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translation of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies *(Note M)* and to the maintenance of Special Drawing Right (SDR) capital values *(Notes K* and *L)*, are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income".

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2006, the value of the SDR in terms of the current United States dollar was $1.5044 ($1.42927 as of December 31, 2005), giving a value for each share of ADB's capital equivalent to $15,044.00 ($14,292.70- 2005). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

Effective January 1, 2001, ADB reported all derivative transactions in accordance with Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, collectively referred to as FAS 133. FAS 133 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value. The initial application of FAS 133 gave rise to a transition loss of $81,657,000 in other comprehensive income and a gain of $34,656,000 was reported in net income. The amount recorded in other comprehensive income as transition loss is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

In February 2006, the Financial Accounting Standards Board issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140". ADB has decided to early adopt the provisions which allow hybrid financial instruments that contain embedded derivatives requiring bifurcation under FAS 133 to be measured at fair value, effective January 1, 2006. With this, FAS 133, as presented in ADB's financial statements, incorporates the provisions of FAS 155.

ADB issues hybrid instruments, i.e. structured debts, to lower its cost of borrowings, which are generally fully hedged through derivative transactions. However, this hedging relationship is not fully captured in the financial statements, because under FAS 133, the derivative transactions and the embedded derivatives of the hybrid instruments are required to be measured at fair value, while the contractual debts are reported at their carrying value. This asymmetric treatment of the fair value measurement has caused undue volatility in net income.

With the adoption of FAS 155, ADB measures and reports any of its qualified bifurcable structured debts and their corresponding derivatives at fair value with changes in fair value recognized in net income. This consistent accounting treatment would fully capture the economic hedging relationship between the hybrid instruments and their derivatives. The cumulative effects of FAS 155, upon its adoption on January 1, 2006, are reported as net increase in Ordinary Reserves, Cumulative Revaluation Adjustments, and net Accumulated Other Comprehensive Income of $118,571,000, comprised of gross gains and losses of $126,276,000 and $7,705,000, respectively.

Investments

All investment securities and negotiable certificates of deposit held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as realized and reported, net of amortizations of premiums and discounts.

Securities Transferred Under Securities Lending Arrangement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are not recorded on ADB's balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for sovereign loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for nonsovereign loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the provision for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

In December 2006, the Board approved the application of the concept of expected loss for nonsovereign credit exposure to establish loss provision and loss reserve, the same concept that was applied to sovereign operations in 2004. In line with generally accepted accounting principles, the amount of expected loss pertaining to credit exposures that are impaired and rated substandard or worse is charged to the income statement, following the discounted cash flow method described above, while those that are better are recorded as loss reserve in the equity section of the balance sheet. The implementation resulted in decrease of $28,218,000 to the provision for loans losses of nonsovereign loans, with the corresponding decrease to the expense account. Any adjustment to loan loss reserve following this new methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levies front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, ADB waived the entire front-end fee on all new sovereign loans approved during the year. Subsequently, the policy was extended to cover the period up to June 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to sovereign and nonsovereign borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (Note F) in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. The liability is included in "Miscellaneous liabilities".

Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. To the extent that the fair values of these investments are below the base cost, the amount of expected loss is charged to loss reserve in the equity section of the balance sheet. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

ADB applies the equity method of accounting to investments where ADB has the ability to exercise significant influence, limited partnerships (LLPs) with larger than 3% ownership, and to certain limited liability companies (LLCs) that maintain a specific ownership account for each investor.

Variable Interest Entities

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51, Consolidated Financial Statements". FIN 46 requires an entity to consolidate and provide disclosures for any VIE for which it is the primary beneficiary. An entity that will absorb a majority of VIE's

expected losses or receive a majority of expected residual return is deemed to be the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (Note S).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Borrowings

Borrowings are generally reported on the balance sheet at their carrying book value, adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues various types of contractual obligations, which include structured debts containing embedded derivatives in order to minimize the cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the debt.

Upon the adoption of FAS 155 on January 1, 2006, ADB no longer bifurcates and fair values the embedded derivatives (the debt was valued at its carrying book value) in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB measures and reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133, with changes in fair value reported in net income.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

FAS 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3", became effective for ADB in 2006. This standard applies to voluntary changes in accounting principles and new accounting pronouncements, which requires, among other things, reporting the cumulative effect of adopting new accounting principles as an adjustment to the opening balance of retained earnings and adjusting prior year balances for comparative presentation. The standard did not impact ADB's financial statements as of December 31, 2006 in relation to the adoption of FAS 155 and FAS 158 since both pronouncements provided specific provisions for the transition.

In February 2006, the Financial Accounting Standards Board issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140", which is effective for all financial instruments acquired or issued after September 15, 2006. This allows financial instruments that contain embedded derivatives requiring bifurcation under FAS 133 to be reported at fair value. ADB opted to early adopt FAS 155 effective January 1, 2006 and the cumulative effect of adopting the new policy is an increase in equity of $118,571,000.

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement emphasizes the definition of fair value (FV) for financial reporting purposes to mean a market-based measure and not an entity-specific measure. It also prescribes methods for measuring FV including a FV hierarchy that ranks the quality and reliability of information used in FV measurements giving the highest priority to quoted prices in active markets and the lowest to unobservable inputs. This statement expands disclosure requirements to focus on the inputs used to measure FV, especially those using significant unobservable inputs. This statement will be effective for financial statements to be issued after December 31, 2007.

Also in September 2006, FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Although ADB, being an employer without publicly traded equity securities, is not required to adopt this until the end of the fiscal year ending after June 15, 2007, ADB opted to early adopt FAS 158 for the fiscal year ended December 31, 2006 (Note O).

In December 2006, the Board of Directors approved the paper on "Review of Loss Provisioning Policy for Nonsovereign Operations." This paper reviews ADB's loss provisioning policy for private sector operations, and proposes a revision to the provisioning policy for all nonsovereign operations of OCR. These operations include loans, guarantees, equity investments, and other interventions that are not guaranteed by a sovereign, and that do not allow ADB to accelerate repayments upon default of any other loan or guarantee between ADB and that sovereign. This revision brought about changes to the current loss provision estimates, which resulted in the release of $33,532,000 provision for losses to 2006 net income. This will also bring about the establishment of loan loss reserve for nonsovereign operations, as an allocation of net income subject to the approval of the Board of Governors, which management estimates to be $30,500,000.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value. It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement will be effective for financial statements to be issued after December 31, 2007.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. These include the reclassification of exchange gain from translation of non-functional currencies from "Revenue from Other Sources – net" to "Net Unrealized Losses" in the Statement of Income and Expenses (Appendix II), and the reporting of "Comprehensive income for the year" in the Statement of Changes in Capital and Reserves (Appendix IV) to present it gross of the appropriation for guarantee fees, which was reported as a separate line item.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 44 DMCs for 2006 (42 for 2005), cash in banks (due from banks) and demand obligations totaling $63,381,000 ($51,124,000 as of December 31, 2005) and $172,396,000 ($170,856,000 as of December 31, 2005), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one as of December 31, 2005) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $20,000 ($19,000 as of December 31, 2005) and $2,965,000 ($2,824,000 as of December 31, 2005), respectively, have been restricted. None of the demand obligations held by ADB in 2006 was restricted (nil as of December 31, 2005).

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. Securities may be lent and borrowed.

In addition, ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2006, the notional amount of outstanding purchase and sales futures contracts were $115,700,000 and $31,700,000, respectively, ($103,750,000 and $27,700,000 at December 31, 2005).

Included in "Other securities" as of December 31, 2006 were corporate bonds and other obligations of banks amounting to $2,896,471,000 ($2,653,610,000 as of December 31, 2005 2005) and asset/mortgage-backed securities of $735,709,000 ($716,429,000 - 2005).

The currency compositions of the investment portfolio as of December 31, 2006 and 2005 expressed in United States dollars are as follows:

Currency	2006	2005
Australian dollar	$ 396,798,000	$ 351,594,000
Canadian dollar	239,893,000	232,121,000
Euro	734,178,000	656,701,000
Japanese yen	1,621,421,000	2,765,649,000
Pound sterling	286,273,000	254,016,000
Swiss franc	250,470,000	224,222,000
United States dollar	8,755,071,000	6,071,043,000
Others	480,328,000	557,411,000
Total	$ 12,764,432,000	$ 11,112,757,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2006 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 7,212,736,000	$ 7,216,506,000
Due after one year through five years	4,118,196,000	4,138,274,000
Due after five years through ten years	1,433,500,000	1,451,653,000
Total	$ 12,764,432,000	$12,806,433,000

Additional information relating to investments in government and government-guaranteed obligations and other securities is as follows:

	2006	2005
As of December 31		
Amortized cost	$ 6,668,502,000	$ 7,448,978,000
Estimated fair value	6,626,502,000	7,404,944,000
Gross unrealized gains	11,870,000	13,214,000
Gross unrealized losses	(53,870,000)	(57,248,000)
For the years ended December 31		
Change in net unrealized gains (losses)from prior year	2,034,000	(33,165,000)
Proceeds from sales	3,082,284,000	11,265,412,000
Gross gain on sales	8,404,000	18,941,000
Gross loss on sales	(75,151,000)	(21,025,000)

As of December 31, 2006, gross unrealized losses amounted to $53,870,000 ($57,248,000 as of December 31, 2005) from government and government-guaranteed obligations, corporate bonds and mortgage/asset-

backed securities, resulting from the market movement. There were 27 government and government-guaranteed obligations (16 as of December 31, 2005), 39 corporate obligations (52 as of December 31, 2005), 217 mortgage/asset-backed security positions (78 as of December 31, 2005) that sustained unrealized losses for over one year, representing 10.87% (12.05% - 2005) of the investments. Comparative details for 2006 and 2005 are as follows:

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 2006						
Government and government-guaranteed obligations	$1,176,620,000	$ 8,935,000	$ 910,033,000	$19,770,000	$2,086,653,000	$28,705,000
Corporate bonds	1,596,435,000	14,151,000	167,617,000	3,484,000	1,764,052,000	17,635,000
Mortgage/Asset-backed securities	237,962,000	1,471,000	310,202,000	6,059,000	548,164,000	7,530,000
Total	$3,011,017,000	$ 24,557,000	$1,387,852,000	$29,313,000	$4,398,869,000	$53,870,000

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 2005						
Government and government-guaranteed obligations	$1,734,260,000	$ 7,963,000	$ 618,592,000	$21,432,000	$2,352,852,000	$29,395,000
Corporate bonds	740,136,000	5,682,000	632,562,000	14,663,000	1,372,698,000	20,345,000
Mortgage/Asset-backed securities	390,275,000	5,287,000	88,117,000	2,221,000	478,392,000	7,508,000
Total	$2,864,671,000	$ 18,932,000	$1,339,271,000	$38,316,000	$4,203,942,000	$57,248,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts.

NOTE E—LOANS

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of sovereign loans is not generally affected by credit risks based on ADB's experience with its borrowers.

The carrying amount and estimated fair value of loans outstanding at December 31, 2006 and 2005 are as follows:

	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 27,377,000	$ 34,289,000	$ 148,881,000	$ 177,136,000
Pool-based single currency (JPY) loans	3,370,025,000	3,798,200,000	3,893,573,000	4,420,741,000
Pool-based single currency (US$) loans	8,212,633,000	8,779,759,000	8,930,128,000	9,739,443,000
LIBOR-based loans	14,425,615,000	14,405,210,000	10,370,249,000	10,465,957,000
Fixed rate loans	19,349,000	24,277,000	27,292,000	31,537,000
Local currency loans	122,407,000	120,050,000	108,666,000	112,357,000
Total	$ 26,177,406,000	$ 27,161,785,000	$ 23,478,789,000	$ 24,947,171,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries of sovereign and nonsovereign borrowers.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The new LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) changing the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all loans for which the invitation to negotiate is issued on or after July 1, 2001. With the introduction of LBLs, all other loan windows are no longer offered to borrowers. In November 2002, ADB offered local currency loans (LCLs) to nonsovereign borrowers. In August 2005, ADB also offered LCLs to sovereign borrowers.

In 2006, ADB received prepayments for 24 loans (12 loans in 2005) amounting to $460,314,000 ($597,423,000 in 2005) and collected prepayment premiums of $7,236,000 ($16,457,000 in 2005) which have been included in "Other income from loans". Eighty-four percent of the prepaid amounts in 2006 were pool based single currency US dollar and Japanese Yen loans and fixed rate multi-currency loans compared to 95% for pool-based single currency US dollar loans in 2005.

Lending Spread and Front-End Fee

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective January 1, 2000, ADB levies front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% is charged for new program loans and a progressive commitment fee of 0.75% is maintained for project loans. Effective January 1, 2000, the lending spread applied to all outstanding pool-based sovereign loans and new sovereign market-based loans was increased from 0.4% to 0.6%.

In 2004, the Board of Governors approved the waiver of the entire 1% front-end fee on all new sovereign loans approved during January 1, 2004 to June 30, 2005 (waiver of 50 basis points on sovereign loans approved in 2003) and the waiver of 20 basis points of the lending spread on sovereign loans outstanding from July 1, 2004 – June 30, 2005 for borrowers that do not have loans in arrears. Subsequently, the policy was extended to cover the period up to June 2007.

The front-end fees received for the year ended December 31, 2006 were $4,293,000 ($11,714,000 - 2005). Administrative expenses relating to direct loan origination of $28,434,000 for the year ended December 31, 2006 ($24,481,000 for the year ended December 31, 2005) were deferred and offset against front-end fees earned. The excess, if any, is amortized over the life of each loan.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2006 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2006 and 2005 are as follows:

	2006	2005
Sovereign Loans		
Fixed rate multicurrency loans	$ 27,377,000	$ 148,881,000
Pool-based single currency (JPY) loans	3,367,414,000	3,889,612,000
Pool-based single currency (US$) loans	8,219,478,000	8,933,196,000
LIBOR-based loans	13,694,950,000	9,960,837,000
	25,309,219,000	22,932,526,000
Less: Provision for loan losses	(6,116,000)	(2,300,000)
Unamortized direct loan origination cost (front-end fee)	17,656,000	(9,255,000)
	11,540,000	(11,555,000)
Sub-total	25,320,759,000	22,920,971,000
Nonsovereign Loans		
Pool-based single currency (JPY) loans	2,611,000	5,282,000
Fixed rate loans	22,269,000	51,150,000
LIBOR-based loans	734,744,000	469,539,000
Local currency loans	122,887,000	110,833,000
	882,511,000	636,804,000
Less: Provision for loan losses	(22,223,000)	(77,164,000)
Unamortized front-end fee	(3,641,000)	(1,822,000)
	(25,864,000)	(78,986,000)
Sub-total	856,647,000	557,818,000
Total	$ 26,177,406,000	$ 23,478,789,000

Loans in Non-accrual Status

Two sovereign loans were in non-accrual status as of December 31, 2006 (one as of December 31, 2005). The principal outstanding at that date was $6,116,000 ($2,300,000 as of December 31, 2005) of which $1,056,000 ($596,000 as of December 31, 2005) was overdue. The loans in non-accrual status resulted in $312,000 ($144,000 as of December 31, 2005) not being recognized as income from sovereign loans for the year ended December 31, 2006. The accumulated interest and other charges on these loans that were not recognized as income as of December 31, 2006 totaled $1,158,000 ($846,000 as of December 31, 2005).

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2006 and 2005

Six nonsovereign loans were in non-accrual status as of December 31, 2006 (ten as of December 31, 2005). The principal outstanding at that date was $29,741,000 ($49,162,000 as of December 31, 2005) of which $21,820,000 ($40,585,000 as of December 31, 2005) was overdue. Loans in non-accrual status resulted in $7,784,000 ($11,096,000 for the year ended December 31, 2005) not being recognized as income from nonsovereign loans for the year ended December 31, 2006. The accumulated interest and other charges on these loans, net of loan charges of $40,455,000 waived and written off due to foreclosure of three Philippine loans on June 19, 2006, that were not recognized as income as of December 31, 2006, which have totaled $20,168,000 ($52,839,000 as of December 31, 2005).

Loan Loss Provision

ADB has not suffered any losses of principal on sovereign loans. During the year, $3,816,000 additional loan loss provision (nil during 2005) was provided against one sovereign loan. Loan loss provisions for nonsovereign loans have decreased significantly during the year to $22,223,000 from $77,164,000 in 2005, as a result of the revised provisioning methodology adopted in 2006 and foreclosure of three Philippine loans. (see *Notes B* and *M*).

Information pertaining to loans which were subject to loan loss provisions at December 31, 2006 and 2005 is as follows:

	2006	2005
Loans not subject to loss provisions	$ 26,155,874,000	$ 23,487,887,000
Loans subject to loss provisions	35,856,000	81,443,000
Total	$ 26,191,730,000	$ 23,569,330,000
Average amount of loans subject to loss provisions	$ 35,856,000	$ 88,184,000
Related interest income on such loans recognized in the year	$ 69,000	$ 1,209,000
Cash received on related interest income on such loans	$ 215,000	$ 1,195,000

The changes in the provision for loan losses during 2006 and 2005 are as follows:

	2006			2005		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Balance January 1	$ 2,300,000	$ 77,164,000	$ 79,464,000	$ 2,300,000	$ 82,004,000	$ 84,304,000
Provision charged (written back) during the year	3,816,000	(36,331,000)	(32,515,000)	–	(3,477,000)	(3,477,000)
Provision written off	–	(18,450,000)	(18,450,000)	–	(664,000)	(664,000)
Translation adjustment	–	(160,000)	(160,000)	–	(699,000)	(699,000)
Balance December 31	$ 6,116,000	$ 22,223,000	$ 28,339,000	$ 2,300,000	$ 77,164,000	$ 79,464,000

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2006 and 2005 are as follows:

	2006		2005	
	Amount	No.of Loans	Amount	No.of Loans
Sovereign loans	$577,636,000	38	$ 802,678,000	40
Nonsovereign loans	295,290,000	11	107,609,000	10
Total	$872,926,000	49	$ 910,287,000	50

During the year ended December 31, 2006, a total of $989,000 ($965,000 during the year ended December 31, 2005) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2006 and 2005 covered:

	2006		2005	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,004,095,000	$ 976,434,000	$ 1,024,030,000	$ 1,006,123,000
without counterguarantee	111,660,000	110,180,000	5,502,000	5,219,000
	$ 1,115,755,000	$ 1,086,614,000	$ 1,029,532,000	$ 1,011,342,000
Political Risk Guarantees				
with counterguarantee	146,494,000	120,943,000	145,558,000	113,237,000
without counterguarantee	30,507,000	28,695,000	100,858,000	66,098,000
	177,001,000	149,638,000	246,416,000	179,335,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,293,706,000	$ 1,237,202,000	$ 1,276,898,000	$ 1,191,627,000

None of these amounts were subject to call as of December 31, 2006 and 2005. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of a standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2006 was $825,363,000 ($755,306,000 at December 31, 2005).

As of December 31, 2006, a total liability of $10,544,000 ($15,839,000 as of December 31, 2005) relating to stand-by ready obligation for five partial credit risk guarantees (one as of December 31, 2005) and two political risk guarantees (three -2005) has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—EQUITY INVESTMENTS

In 2005, ADB adopted the provision of Emerging Issues Task Force 03-016 which requires the investments in limited liability companies that have the characteristics of a partnership to be accounted for using the equity method.

As of December 31, 2006 ADB's investments in equity securities issued by private enterprises located in DMCs include $123,081,000 of investments in limited partnership and limited liability companies which are accounted for on the equity method ($87,427,000 as of December 31, 2005).

Accumulated net unrealized gains on equity investments reported at market value were $268,882,000 at December 31, 2006 ($110,331,000 at December 31, 2005) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

As of December 31, 2006, there were eight (seven – 2005) equity investments which were reported at fair value totaling $389,976,000 ($134,248,000 as of December 31, 2005). None of these (two as of December 31, 2005) sustained unrealized losses as of year end.

Approved equity investment facility that has not been disbursed was $391,618,000 at December 31, 2006 ($309,528,000 at December 31, 2005).

NOTE H—DERIVATIVE INSTRUMENTS

The fair value of outstanding currency swap agreements and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with financial risk management tools.

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2006 amounted to $354,000 ($337,000 for the year ended December 31, 2005) reducing depreciation expense for the new headquarters building from $4,471,000 ($4,471,000 for the year ended December 31, 2005) to $4,117,000 ($4,134,000 for the year ended December 31, 2005). At December 31, 2006, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $8,766,000 ($8,639,000 for the year ended December 31, 2005). At December 31, 2006 accumulated depreciation for property, furniture, and equipment was $136,254,000 ($124,312,000 at December 31, 2005).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2006 consists of 3,534,230 shares (3,509,728 as of December 31, 2005), all of which have been subscribed by members (3,509,728 as of December 31, 2005). Of the subscribed shares, 3,285,655 (3,262,876 as of December 31, 2005) are "callable" and 248,575 (246,852 as of December 31, 2005) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its Ordinary Capital Resources (OCR) or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2006, all matured installments amounting to $3,724,424,000 ($3,517,201,000 as of December 31, 2005) were received. Installments not due aggregating $15,138,000 ($10,980,000 as of December 31, 2005) are as follows:

For the Year ending December 31:

2007	$5,976,000	2008	$5,976,000	2009	$3,186,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $71,624,000 as of December 31, 2006 ($68,047,000 as of December 31, 2005) expressed in terms of the SDR on the basis of $1.5044 ($1.42927 as of December 31, 2005) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar— see *Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2006 consisted of (a) the increase of $655,080,000 ($497,298,000 as of December 31, 2005) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2006 and (b) the net decrease of $17,819,000 (decrease of $88,807,000 as of December 31, 2005) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2006	2005
Notional MOV Receivables	$ 841,500,000	$ 791,945,000
Notional MOV Payables	168,601,000	205,840,000
Total	$ 672,899,000	$ 586,105,000

Membership

As of December 31, 2006, ADB is owned by 66 member countries, 47 countries from the region and 19 countries from outside the region (see *Appendix VI*). During 2006, Brunei and Ireland subscribed to 12,462 and 12,040 shares, respectively, of ADB's capital stock.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2006, the Board of Governors approved the allocation of 2005 net income of $105,202,000 and additions from Cumulative Revaluation Adjustments account and Loan Loss Reserve of $308,743,000 and $36,900,000, respectively, to Surplus for $320,000,000 ($40,000,000 in 2005), to Ordinary Reserve for $70,845,000 ($37,917,000 in 2005), to the Asian Development Fund (ADF) for $40,000,000 and to the Technical Assistance Special Fund (TASF) for $20,000,000 ($288,000,000, $40,000,000 and $32,000,000 to Asian Tsunami Fund (ATF), ADF and TASF, respectively in 2005).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (see *Note B*) resulted in a net charge of $31,533,000 to the Ordinary Reserve during

the year ended December 31, 2006 (credit of $54,061,000 for the year ended December 31, 2005). That charge is the increase in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by FAS 133 to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." During the year, the 2005 net unrealized losses on derivatives of $308,743,000 offset by the reversal of $101,429,000 cumulative losses consequent to the adoption of FAS 155 resulted in a decrease of the balance of the Cumulative Revaluation Adjustments account at December 31, 2006 (increase of $40,963,000 at December 31, 2005) to $27,519,000 ($234,833,000 at December 31, 2005).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2006, guarantee fees amounting to $4,169,000 ($4,090,000 for the year ended December 31, 2005) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation of $218,800,000 out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In December 2006, the Board of Directors approved the adoption of this policy to nonsovereign credit exposures.

In 2006, the estimated loan loss reserve requirement was $130,100,000 resulting in a decrease of $36,900,000. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Pursuant to the adoption of the new provisioning methodology for nonsovereign operations which was approved in 2006, management's estimate of the loan loss reserve for nonsovereign operations is $30,500,000. This will be established as an allocation of net income subject to the approval of the Board of Governors.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In the first half of 2006, the Board of Governors approved the allocation of $320,000,000 out of 2005 net income to Surplus ($40,000,000 in 2005). In June 2006, unutilized amounts from the Asian Tsunami Fund of $10,000,000 was transferred back to surplus to be earmarked for use to support post-disaster management, rehabilitation, immediate construction, and urgent vital development activities in earthquake-affected regions in Indonesia.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments, and pension and post-retirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2006 was $1,210,071,000 ($1,036,329,000 - 2005). The average yield on the loan portfolio during the year was 4.98% (4.35% - 2005), excluding premium received on prepayment and other loan income. Premium on prepaid loans collected during 2006 amounted to $7,236,000 ($16,457,000 during the year ended December 31, 2005).

Total income from investments including net realized losses on sales, net unrealized losses on derivatives, and interest earned for securities transferred under securities lending and resale arrangements for the year ended December 31, 2006 was $563,249,000 ($371,357,000 for the year ended December 31, 2005). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 4.18% (2.96% during the year ended December 31, 2005), excluding unrealized gains and losses on investments and 4.27% (2.44% during the year ended December 31, 2005), including unrealized gains and losses on investments.

Income from other sources primarily includes dividends received for the year ended December 31, 2006 amounting to $8,952,000 ($3,409,000 for the year ended December 31, 2005), share in the net gain of equity investments of $32,338,000 ($3,497,000 for the year ended December 31, 2005) accounted for on the equity method, and income received as executing agency of $11,611,000.

Total interest expense incurred for the year ended December 31, 2006 amounted to $1,099,541,000 ($881,540,000 for the year ended December 31, 2005). Other borrowings and related expenses consist of amortization of borrowings' issuance costs and other expenses of $16,785,000 ($11,678,000 for the year ended December 31, 2005).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2006 were apportioned between OCR and ADF in proportion to the relative volume of operational activities of each fund. Of the total administrative expenses of $346,336,000 ($335,921,000 for the year ended December 31, 2005), $190,233,000 ($175,751,000 for the year ended December 31, 2005) was accordingly charged to ADF. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $28,434,000 ($24,481,000 – 2005) related to new loans that became effective for the year ended December 31, 2006 (see *Notes B* and *E*).

During 2005, the Bank offered an enhanced separation program to eligible staff to resign before their normal retirement date. Administrative expenses for 2006 include the $6,711,000 ($4,661,000 for 2005) termination benefits for staff who accepted the program.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the year were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write-back in the amount of $1,220,000 ($3,446,000 for 2005) for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods.

As of December 31, 2006, the net cumulative amount of TA commitments that had been charged to OCR net income in the prior years amounted to $68,531,000 ($69,751,000 as of December 31, 2005) out of which $63,804,000 ($60,020,000 as of December 31, 2005) had been disbursed.

For the year ended December 31, 2006, write-back of provision for losses of $32,515,000 ($3,477,000 for the year ended December 31, 2005) corresponded to a net $36,331,000 write-back of provision for nonsovereign loans offset by a $3,816,000 provision for one sovereign loan. The amount of write-back for nonsovereign loans resulted from the revised provisioning methodology adopted in 2006 (see *Notes B* and *E*), and repayments during the year.

Other expenses of $3,767,000 ($4,248,000 for the year ended December 31, 2005) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses incorporate $3,008,000 net gain ($500,000 net loss for the year ended December 31, 2005) from the translation adjustments of financial instruments denominated in non-functional currencies (South African Rand and Mexican Peso), and net unrealized losses on derivatives of $138,479,000 ($308,743,000 – 2005), which were made up of:

	2006	2005
Unrealized (losses) gains on:		
Hybrid financial instruments*	$ (8,948,000)	–
Borrowings related swaps	(132,219,000)	$ (55,522,000)
Investments related swaps	(9,858,000)	(3,925,000)
Loan related swaps	8,629,000	258,000
Embedded derivatives in structured borrowings*	–	(241,700,000)
FX Forward	5,522,000	(3,548,000)
Amortization of the FAS 133 transition adjustment	(1,605,000)	(4,306,000)
Total	$ (138,479,000)	$ (308,743,000)

* Figures are not comparable due to the adoption of FAS 155 in 2006, which allows fair valuation of structured borrowings as a whole. In 2005, only the embedded derivatives of the structured borrowings are fair valued, as required by FAS 133.

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2006 and 2005, ADB had the following receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	2006	2005
Amounts receivable from:		
Asian Development Fund (Note M)	$ 25,970,000	$ 32,064,000
Technical Assistance Special Fund	97,000	–
Japan Special Fund	125,000	109,000
Asian Tsunami Fund	253,000	–
Asian Development Bank Institute Special Fund	254,000	177,000
Staff Retirement Plan	–	584,000
Agency Trust Funds (net)	686,000	–
Total	$ 27,385,000	$ 32,934,000
Amounts payable to:		
Technical Assistance Special Fund	$ –	$ 24,000
Staff Retirement Plan	451,000	–
Agency Trust Funds (net)	–	328,000
Total	$ 451,000	$ 352,000

Included in Miscellaneous Liabilities at December 31, 2006 is the amount of $1,101,000 received from Georgia as payment for the convertible currency portion of its first installment payment under membership subscription to ADB's capital stock. The amount was recorded as Deferred Credits pending completion of the remaining requirements to be effective of its membership.

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2005 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date do not contribute to the plan. Participants may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2007 amounts to $58,763,000 ($66,287,000 for the year ended December 31, 2005), representing ADB's contributions of $21,422,000 ($20,627,000 for the year ended December 31, 2005), based on a budgeted contribution rate of 16% (16% for the year ended December 31, 2005), participants' mandatory contributions of $12,341,000 ($12,025,000for the year ended December 31, 2005) and discretionary contributions of $25,000,000 ($33,635,000 for the year ended December 31, 2005).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs six external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of December 31, 2006 and 2005, the breakdown of the fair value of plan assets held is as follows:

	2006		2005	
	Amount	Percentage	Amount	Percentage
Equity Securities				
US	$ 536,100,000		$ 471,767,000	
Non-US	377,825,000		300,554,000	
	913,925,000	74.0%	772,321,000	71.4%
Fixed Income Securities	319,265,000	25.8	299,334,000	27.7
Other Assets (Liabilities)– net	2,156,000	0.2	9,478 ,000	0.9
Total	$ 1,235,346,000	100.0%	$ 1,081,133,000	100.0%

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost which is a reasonable estimate of fair value. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2006 the net return on the Plan assets was 12.9% (8.0% for the year ended December 31, 2005). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, little weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2006 and 2005

The following table sets forth the pension and postretirement medical benefits at December 31, 2006 and 2005:

	Pension Benefits		Postretirement Medical Benefits	
	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 1,226,453,000	$ 1,111,357,000	$ 227,338,000	$ 173,874,000
Service cost	38,481,000	35,993,000	11,047,000	8,112,000
Interest cost	72,030,000	68,057,000	13,586,000	10,823,000
Participants' contributions	11,843,000	43,495,000	–	–
Actuarial loss (gain)	44,382,000	12,203,000	(62,416,000)	(43,783,000)
Amendments	–	–	–	80,480,000
Benefits paid	(56,356,000)	(44,652,000)	(2,525,000)	(2,168,000)
Benefit obligation at end of year	$1,336,833,000	$1,226,453,000	$187,030,000	$227,338,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,081,133,000	$ 981,284,000	$ –	$ –
Actual return on plan assets	140,076,000	81,916,000	–	–
Employer's contribution	20,106,000	19,090,000	2,525,000	2,168,000
Plan participants' contributions	50,387,000	43,495,000	–	–
Benefits paid	(56,356,000)	(44,652,000)	(2,525,000)	(2,168,000)
Fair value of plan assets at end of year	$ 1,235,346,000	$ 1,081,133,000	$ –	$ –
Funded status	$ (101,487,000)	$ (145,320,000)	$ (187,030,000)	$ (227,338,000)
Unrecognized actuarial loss	–	97,825,000	–	130,580,000
Unrecognized prior service cost (credit)	–	24,121,000	–	(45,940,000)
Net amount recognized	$ (101,487,000)	$ (23,374,000)	$ (187,030,000)	$ (142,698,000)
Amounts recognized in the Balance sheet consist of:				
Current liability	$ –	$ –	$ (3,902,000)	$ –
Non-current liability	(101,487,000)	(52,426,000)	(183,128,000)	(142,698,000)
Intangible asset	–	24,121,000	–	N/A
Minimum pension liability adjustment	–	4,931,000	–	N/A
Net amount recognized	$ (101,487,000)	$ (23,374,000)	$ (187,030,000)	$ (142,698,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 39,745,000	$ –	$ 59,109,000	$ –
Prior service cost (credit)	19,991,000	–	(37,294,000)	–
Total amount recognized	$ 59,736,000	$ –	$ 21,815,000	$ –
Weighted-average assumptions as of December 31				
Discount rate	6.00%	5.75%	6.00%	5.75%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.00%	4.75%	5.00%	4.75%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2006. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2006	2005	2006	2005
Components of net periodic benefit cost:				
Service cost	$ 38,481,000	$ 35,993,000	$ 11,047,000	$ 8,112,000
Interest cost	72,030,000	68,057,000	13,586,000	10,823,000
Expected return on plan assets	(80,225,000)	(75,822,000)	–	–
Amortization of prior service cost	4,130,000	4,238,000	(8,646,000)	(385,000)
Amortization of transition Obligation	–	–	–	479,000
Recognized actuarial (gain) loss	4,067,000	586,000	9,055,000	3,488,000
Net periodic benefit cost	$ 38,483,000	$ 33,052,000	$ 25,042,000	$ 22,517,000

The accumulated benefit obligation of the pension plan as of December 31, 2006 was $1,237,070,000 ($1,133,559,000 as of December 31, 2005).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are US$2,569,000 and US$4,079,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$3,304,000 and US$(8,646,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 6,320,000	$ (4,779,000)
Effect on postretirement benefit obligation	37,305,000	(29,314,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2006:

	Pension Benefits	Postretirement Medical Benefits
2007	$ 56,760,000	$ 3,902,000
2008	58,099,000	4,548,000
2009	60,380,000	5,220,000
2010	63,281,000	5,902,000
2011	68,013,000	6,605,000
2012-2016	398,349,000	43,737,000

Incremental Effects of FAS 158

The following table shows the incremental effects of the application of FAS 158 on the individual Balance Sheet items as of December 31, 2006:

		Adjustments		
	Before FAS 158	Pension Benefits	Postretirement Medical Benefits	After FAS 158
Accrued pension and postretirement medical benefit costs	207,090,000	59,612,000	21,815,000	288,517,000
Total liabilities	43,625,492,000	59,612,000	21,815,000	43,706,919,000
Accumulated other comprehensive income	(733,000)	(59,612,000)	(21,815,000)	(82,160,000)
Total capital and reserves	13,224,326,000	(59,612,000)	(21,815,000)	13,142,899,000

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2006 and 2005 are summarized as follows:

	2006		2005	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 205,418,000	$ 205,418,000	$ 81,662,000	$ 81,662,000
Investments (see *Note D*)	12,764,432,000	12,764,432,000	11,112,757,000	11,112,757,000
Securities transferred under securities lending arrangement	1,922,901,000	1,922,901,000	2,770,965,000	2,770,965,000
Securities purchased under resale arrangement	432,963,000	432,963,000	1,118,748,000	1,118,748,000
Loans outstanding (see *Note E*)	26,177,406,000	27,161,785,000	23,478,789,000	24,947,171,000
Equity investments (see *Note G*)	655,819,000	655,819,000	404,975,000	404,975,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	173,667,000	108,822,000	172,966,000	100,974,000
Receivable from swaps - others (see *Note H*)	655,151,000	655,151,000	1,582,337,000	1,582,337,000
Receivable from swaps - borrowings (see *Note H*)	12,986,831,000	12,986,831,000	9,733,958,000	9,733,958,000
Future guarantee receivable	10,544,000	10,544,000	15,839,000	15,839,000
LIABILITIES:				
Borrowings (Note J)	27,910,832,000	27,972,473,000	24,660,637,000	24,960,951,000
Other liabilities				
Payable for swaps - others (see *Note H*)	655,461,000	655,461,000	1,586,604,000	1,586,604,000
Payable for swaps - borrowings (see *Note H*))	12,502,403,000	12,502,403,000	9,354,776,000	9,354,776,000
Guarantee liability	10,544,000	10,544,000	15,839,000	15,839,000

a The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2006		2005	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (see *Note E*)	$ 1,076,316,000	$ 695,557,000	$ 1,107,048,000	$ 691,908,000

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

NOTE Q—CREDIT RISK

ADB is exposed to risk if the borrowers fall in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

As of December 31, 2006, ADB has a significant concentration of credit risk to the Asian and Pacific regions associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $28,398,987,000 ($26,138,798,000 as of December 31, 2005).

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all securities, ADB manages credit risks by following the guidelines set forth in the Investment Authority (see *Note D*).

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties with executed Credit Support Annex, to provide collateral in the form of cash or other approved liquid securities based on mark-to-market exposure.

As of December 31, 2006, ADB had received collateral of $371,063,000 ($213,954,000 as of December 31, 2005) in connection with its swap agreements. ADB has also entered into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

NOTE R—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, the Japan Special Fund, the Asian Development Bank Institute Special Fund, the Asian Tsunami Fund and the Pakistan Earthquake Fund.

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio, which is not commingled with ADB's funds, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2006 and 2005 is as follows:

	2006		2005	
	Total Net Assets	No.of Funds	Total Net Assets	No.of Funds
Special Funds				
Asian Development Fund	$29,247,470,000	1	$ 27,605,408,000	1
Technical Assistance Special Fund	220,533,000	1	215,467,000	1
Japan Special Fund	163,792,000	1	177,661,000	1
Asian Development Bank Institute Special Fund	17,408,000	1	16,839,000	1
Asian Tsunami Fund	19,482,000	1	6,344,000	1
Pakistan Earthquake Fund	6,046,000	1	85,497,000	1
Subtotal	29,674,731,000	6	28,107,216,000	6
Trust Funds				
Funds administered by ADB	1,016,475,000	60	949,947,000	48
Funds not administered by ADB	7,358,000	2	8,684,000	2
Subtotal	1,023,833,000	62	958,631,000	50
Total	$30,698,564,000	68	$ 29,065,847,000	56

During the year ended December 31, 2006, a total of $8,666,000 ($2,297,000 - 2005) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from Other Sources - net."

NOTE S—VARIABLE INTEREST ENTITIES

As of December 31, 2006, ADB did not identify any variable interest entity (VIE) in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in a VIE, which requires disclosures.

FIN 46 does not require application of VIEs created before December 31, 2003, if after making exhaustive effort, it is unable to obtain the information necessary to (i) determine whether the entity is a VIE; (ii) determine whether the entity is a VIE primary beneficiary; or (iii) perform accounting required to consolidate the variable interest entity for which it is determined to be the primary beneficiary. As of December 31, 2006, this provision of FIN 46 no longer applies to any private sector enterprise where ADB has outstanding loans and guarantees since required information became available. In 2005, this applied to 14 entities where ADB's maximum exposure to losses as a result of its involvement was $312,268,000. ADB recognized $19,137,000 income from these entities last year.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified 2 (4 – 2005) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. ADB's total investment in these entities, comprising disbursed and committed but undisbursed balances, corresponded to the maximum exposure to loss totaling $108,130,000 as of December 31, 2006 ($95,175,000 – 2005). Based on the most recent available information from these VIEs, the assets of these VIEs totaled $309,182,000 ($347,216,000 – 2005).